AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 1, 1997.
                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                          CAL DIVE INTERNATIONAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

                                   1389
        MINNESOTA                  1311                  95-3409686
     (STATE OR OTHER         (PRIMARY STANDARD        (I.R.S. EMPLOYER
       JURISDICTION             INDUSTRIAL         IDENTIFICATION NUMBER)
   OF INCORPORATION OR      CLASSIFICATION CODE
       ORGANIZATION)              NUMBER)

                       13430 NORTHWEST FREEWAY, SUITE 350
                              HOUSTON, TEXAS 77040
                                 (713) 690-1818
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
        INCLUDING AREA CODE, OF REGISTRANTS PRINCIPAL EXECUTIVE OFFICES)

                                   OWEN KRATZ
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          CAL DIVE INTERNATIONAL, INC.
                       13430 NORTHWEST FREEWAY, SUITE 350
                              HOUSTON, TEXAS 77040
                                 (713) 690-1818
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

               KEVIN L. CRUDDEN                                ANDREW C. BECHER                           T. MARK KELLY
    ROBINS, KAPLAN, MILLER & CIRESI L.L.P.              SENIOR V.P. AND GENERAL COUNSEL              VINSON & ELKINS L.L.P.
              2800 LASALLE PLAZA                         CAL DIVE INTERNATIONAL, INC.                 2300 FIRST CITY TOWER
              800 LASALLE AVENUE                      13430 NORTHWEST FREEWAY, SUITE 350               1001 FANNIN STREET
         MINNEAPOLIS, MINNESOTA 55402                        HOUSTON, TEXAS 77040                     HOUSTON, TEXAS 77002
                (612) 349-8500                                  (713) 690-1818                           (713) 758-2222

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
================================================================================
                                      PROPOSED MAXIMUM
     TITLE OF EACH CLASS OF              AGGREGATE                 AMOUNT OF
  SECURITIES TO BE REGISTERED       OFFERING PRICE(1)(2)        REGISTRATION FEE
--------------------------------------------------------------------------------
Common Stock, no par value......        $51,000,000                 $15,470
================================================================================

(1) Calculated pursuant to Rule 457(o) under the Securities Act of 1933.

(2) Estimated solely for the purpose of calculating the registration fee.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.

================================================================================

******************************************************************************
*                                                                            *
*   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A    *
*   REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED       *
*   WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT    *
*   BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE          *
*   REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT      *
*   CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR   *
*   SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH   *
*   OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR   *
*   QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.               *
*                                                                            *
******************************************************************************

                    SUBJECT TO COMPLETION DATED MAY 1, 1997

                                            SHARES

[LOGO]              CAL DIVE INTERNATIONAL, INC.

                                  COMMON STOCK
                              (WITHOUT PAR VALUE)

     Of the            shares of Common Stock, no par value per share (the
"Common Stock"), of Cal Dive International, Inc. (the "Company" or "Cal
Dive"), offered hereby,            shares are being sold by the Company and
           shares are being sold by the Selling Shareholders. See "Principal and Selling Shareholders." It is currently estimated that the initial public
offering price will be between $      and $      per share. Prior to this
offering (this "Offering"), there has been no public market for the Common Stock of the Company. See "Underwriting" for information relating to the factors considered in determining the initial public offering price.

     The Company has filed an application for quotation of its Common Stock on the Nasdaq National Market under the symbol "CDIS."

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION
         OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
             ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

=================================================================================================================================
                                                                  UNDERWRITING                                   PROCEEDS TO
                                             PRICE TO             DISCOUNTS AND           PROCEEDS TO              SELLING
                                              PUBLIC             COMMISSIONS(1)           COMPANY(2)            SHAREHOLDERS
---------------------------------------------------------------------------------------------------------------------------------
Per Share............................          $                      $                      $                      $
---------------------------------------------------------------------------------------------------------------------------------
Total(3).............................      $                      $                      $                      $
=================================================================================================================================

(1) See "Underwriting" for indemnification arrangements.

(2) Before deducting expenses payable by the Company estimated to be $500,000.

(3) The Company and the Selling Shareholders have granted the Underwriters a
    30-day option to purchase up to an additional            and
    shares of Common Stock, respectively, solely to cover over-allotments, if any. If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to
    Selling Shareholders will be $      , $      , $      and $      ,
    respectively. The Company will not receive any proceeds from the shares of Common Stock sold by the Selling Shareholders. See "Underwriting" and "Principal and Selling Shareholders."

     The shares of Common Stock offered hereby are offered by the several Underwriters named herein, subject to prior sale and acceptance by the Underwriters, and subject to their right to reject any order in whole or in part. It is expected that the Common Stock will be available for delivery on or
about June   , 1997 at the offices of Schroder Wertheim & Co. Incorporated, New
York, New York.

SCHRODER WERTHEIM & CO.

                        RAYMOND JAMES & ASSOCIATES, INC.
                                                              SIMMONS & COMPANY
                                                                INTERNATIONAL

                                 June   , 1997

                               [GRAPHIC OMITTED]

     The UNCLE JOHN is a twin hull DP 254-foot semi-submersible, multi-purpose support vessel ("MSV") capable of providing well intervention services and supporting full field development activities in the Deepwater Gulf of Mexico.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                      -------------------------------------

                  [Schematic depicting the expanse of services
                provided by the Company at various water depths]

                      -------------------------------------

FREQUENTLY USED TERMS:

     DEEPWATER.  Water depths of greater than 1,000 feet.

     DIVING SUPPORT VESSELS ("DSVS"). Subsea services are typically performed with the use of specially constructed DSVs, which provide an above water platform that functions as an operational base for divers, ROVs and specialized equipment.

     DYNAMIC POSITIONING ("DP"). A DP system allows a vessel to stay in position without the use of anchors. Satellite based differential global positioning systems ensure the proper counteraction to wind, current and wave forces to maintain position.

     REMOTELY OPERATED VEHICLES ("ROVS"). ROVs are robotic vehicles used to complement, support and increase the efficiency of diving and subsea operations and for tasks at depths where the use of divers is impossible.

     SATURATION DIVING ("SAT DIVING"). SAT diving, required at water depths greater than 300 feet, involves divers working from special chambers for extended periods at a pressure equivalent to the depth of the work site.

                      -------------------------------------

                              [Schematic Continued]

                      -------------------------------------

The BALMORAL SEA is a 259-foot dynamically positioned
DSV that has SAT diving and ROV capabilities for subsea construction projects at any water depth.

VERMILION BLOCK 328 is one of 15 natural gas and oil properties acquired by Energy Resource
Technology, Inc., providing a back- log of future salvage projects for the Company.

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE
EXERCISED AND HAS BEEN ADJUSTED TO GIVE EFFECT TO (I) A       FOR-1 REVERSE
STOCK SPLIT OF THE COMPANY'S COMMON STOCK AND (II) THE ISSUANCE OF 528,541 SHARES TO COFLEXIP, A FRENCH CORPORATION ("COFLEXIP"). UNLESS THE CONTEXT INDICATES OTHERWISE, ANY REFERENCE IN THIS PROSPECTUS TO "CAL DIVE" OR THE "COMPANY" REFERS TO CAL DIVE INTERNATIONAL, INC. AND ITS PREDECESSORS,
TOGETHER WITH ITS WHOLLY OWNED SUBSIDIARY, ENERGY RESOURCE TECHNOLOGY, INC. ("ERT").

                                   THE COMPANY

GENERAL

     Cal Dive is a leading provider of subsea construction, maintenance and salvage services to the offshore natural gas and oil industry in the U.S. Gulf of Mexico (the "Gulf of Mexico" or the "Gulf"). Its services are primarily performed in support of offshore infrastructure construction projects involving pipelines, production platforms and risers and subsea production systems. Through ERT, Cal Dive acquires, operates and produces natural gas and oil from mature offshore properties, providing customers a cost effective alternative to the decommissioning process. The Company's customers include major and independent natural gas and oil producers, pipeline transmission companies and offshore engineering and construction firms.

     The Company owns a diversified fleet of nine vessels servicing the offshore natural gas and oil industry, principally in the Gulf of Mexico. This market is experiencing strong exploration and development activity levels, including rapid growth for services in the Deepwater Gulf. Beginning in 1995, Cal Dive acted to fill a market void by assembling a fleet of dynamically positioned vessels which serve as work platforms for Deepwater projects. The vessels acquired include a semi-submersible multi-service vessel (UNCLE JOHN) and two mono-hull DP vessels (WITCH QUEEN and BALMORAL SEA). Management believes that the limited number of competing DP vessels in the Gulf affords Cal Dive a key strategic advantage, which has led to rising utilization for its vessels. In addition, interest in the Cal Dive fleet has increased among potential customers and alliance partners evaluating a "fast track" approach to field development.

     In the last twelve months, the Company has positioned itself to work on full field development projects by entering into a number of strategic alliances. See "Business -- Strategic Alliances." As part of this strategy, in April 1997, Cal Dive and certain shareholders sold 32% of its Common Stock to Coflexip. The companies agreed to form a joint venture to pursue large Deepwater construction projects in the Gulf (the "Business Cooperation Agreement"). Each company expects to contribute its expertise to the alliance, with Coflexip performing engineering, design, and manufacturing of flexible pipe and Cal Dive providing subsea construction, installation, life of field well services, abandonment and salvage services. See "-- Recent Developments."

     The Company traces its origins to California Divers Inc., which pioneered the use of mixed gas diving in the early 1960s when oilfield exploration off the Santa Barbara coast moved to water depths beyond 250 feet. Cal Dive commenced operations in the Gulf of Mexico in 1975. Since that time, the Company's growth strategy has consisted of three basic elements: (i) identifying niche markets that are underserviced or where no service exists, (ii) developing the technical expertise to provide the service and (iii) acquiring assets or seeking business alliances which fill the market gap.

     This growth strategy has frequently involved expanding beyond the Company's main contracting base and developing innovative service capabilities to meet customer needs, including the following significant milestones:

       o   1984 --  SATURATION VESSELS: Custom designed the first DSVs with moonpool deployed SAT diving systems dedicated for use in the Gulf of Mexico.

       o   1986 --  TURNKEY CONTRACTING: Began providing subsea construction work on a fixed price basis enabling customers to better control project costs.

       o   1989 --  SALVAGE OPERATIONS: Chartered, and later acquired, the CAL
                    DIVE BARGE I ("BARGE I") for shallow water salvage operations, a business synergistic with the Company's traditional diving services.

       o   1992 --  NATURAL GAS PRODUCTION: Formed a natural gas production company, ERT, to expand customer options for decommissioning and remediation of mature offshore properties and to expand off-season salvage activity.

       o   1993 --  WELL SERVICING: Added a new upstream service, well servicing and plugging and abandoning ("P&A"), as a complement to the Company's salvage services and to exploit the value of ERT properties through enhanced recovery techniques.

       o   1994 --  DYNAMIC POSITIONING: Chartered a DP DSV for use in the Gulf
                    of Mexico, enabling the Company to work through the winter months and in deeper water. This vessel, the BALMORAL SEA, was subsequently acquired in August 1996.

       o   1995 --  DP DSV: Acquired and enhanced a DP DSV, the WITCH QUEEN, to expand the Company's marine construction and subsea services to include flexible pipelay, umbilical lay, coiled line pipe installation, subsea P&A and ROV support.

       o   1996 --  MULTI-SERVICE VESSEL: Acquired and enhanced a
                    semi-submersible MSV, the UNCLE JOHN, as the cornerstone of the Company's Deepwater strategy, thereby expanding its product line to include geotechnical investigation, J-lay of infield flowlines, installation of flexible and hard jumpers, platform risers, and turnkey field development.

       o   1997 --  STRATEGIC ALLIANCES: Formed an alliance with Coflexip which complements other formal alliance agreements with a team of specialty contractors to provide the Company with access to advanced resources and a full range of services for Deepwater construction projects.

COMPANY STRENGTHS

  DIVERSIFIED FLEET OF VESSELS

     Cal Dive has focused on owning and operating a diversified fleet which provides a full complement of subsea construction, maintenance, and salvage project capabilities. This fleet enables the Company to operate in all Gulf of Mexico water depths where development is currently contemplated. The services provided by these vessels both overlap and are complementary in a number of market segments, enabling the Company to deploy its DSVs to areas of highest utility and margin potential.

  EXPERIENCED PERSONNEL AND TURNKEY CONTRACTING

     The Company believes its highly qualified personnel enable it to compete effectively in the Gulf's unique "spot market" for offshore construction in which projects are generally of a short duration and of a turnkey nature. The Company's personnel have the technical and operational experience to manage turnkey projects and deliver bids which are priced to achieve targeted profitability. The Company believes these factors position it well to capitalize on the trend in the oil and gas industry towards outsourcing additional responsibility to contractors.

  DEEPWATER TECHNICAL SERVICES

     The Company believes that it has established a unique niche by assembling the specialized assets, technical personnel and exclusive alliance agreements that provide a cost effective solution to the rising demand for Deepwater services. As a result, the Company is able to meet the fast track requirements of Deepwater development projects.

  MAJOR PROVIDER OF SATURATION DIVING SERVICES

     Cal Dive owns and operates over 50% of the U.S. based SAT DSVs currently operating in the Gulf of Mexico. In recent years there has been an increasing level of activity as development of recently discovered Deepwater fields commences and new Deepwater production is tied into the existing Gulf infrastructure. Management believes that this trend will result in increasing demand for SAT diving services.

  LEADER IN SHALLOW WATER SALVAGE OPERATIONS

     Since 1989, the Company has established a leading position in the decommissioning and remediation of facilities in the shallow water Gulf of Mexico. The Company expects the demand for this service to increase due to the significant number of platforms which must be removed in accordance with government regulations.

  MANAGEMENT OF MATURE NATURAL GAS AND OIL PROPERTIES

     Management believes that Cal Dive is the only company acquiring mature properties in the Gulf of Mexico with the combined attributes of financial strength, reservoir engineering and operations expertise and the availability of company-owned salvage assets, resulting in significant strategic and cost advantages. The Company has personnel experienced in geology, reservoir and production engineering and facilities management to support ERT operations, exploit the value of acquired properties and oversee full field development projects.

GROWTH STRATEGY

  FOCUS ON THE GULF OF MEXICO

     Cal Dive intends to maintain its current focus on the Gulf of Mexico where the Company is well positioned to respond to rising market demand for services in all water depths, including Deepwater. Recent Gulf of Mexico lease sales by the Minerals Management Service of the Department of the Interior ("MMS") attracted record bidding levels both in terms of the number of leases bid and the amount of capital exposed, including a record level of interest in Deepwater blocks. This has led to new market opportunities as well as increased demand for the Company's traditional services, as reflected in both higher vessel utilization rates and operating margins.

  CAPTURE A SIGNIFICANT SHARE OF THE DEEPWATER MARKET

     As Gulf of Mexico Deepwater developments have created a need for new applications of subsea technology, there is a corresponding need for a new generation of subsea contractor to develop and deploy that technology. Management, through its Deepwater Technical Services Group, has targeted a market niche in which the Company functions as a focal point in the assembly and delivery of the technology required for Deepwater projects. In particular, the Company believes that well completion, subsea installation and infield connection services have become more critical in an era of limited availability of Deepwater drilling equipment and hardware. The Company's MSV has the capacity to undertake certain well completion activities, thereby reducing cost to the operator and freeing-up more expensive drilling rig time. Cal Dive has also negotiated alliance agreements with a number of specialized contractors to provide a full range of services necessary to Deepwater subsea construction projects. The objective of this strategy is to increase the proportion of the Deepwater field development expenditures captured by Cal Dive while reducing the project duration and overall cost to the operator.

  CAPITALIZE ON SYNERGIES WITH COFLEXIP

     Cal Dive entered into a strategic alliance with Coflexip to strengthen its position in the Deepwater Gulf and to respond to the trend toward full field development services. Management believes that Coflexip and Cal Dive together offer complementary products and services which significantly expand Cal Dive's ability to provide full field development and life of field services. Coflexip is a world leader in the design and manufacture of flexible pipe and umbilicals and is one of the leading subsea construction contractors. Headquartered in Paris, France, Coflexip employs approximately 3,500 employees spread over five continents. In 1996, Coflexip had sales of $945 million and total assets of $1.1 billion at year-end.

  OFFER FULL FIELD DEVELOPMENT SERVICES

     Management believes that the significant number of new leases, the number of Deepwater leases due to expire by 2000 and shortages of well completion equipment, drilling rigs and production infrastructure will create demand for fast track, full field development solutions. Cal Dive's recent asset acquisitions and its personnel and technical expertise, combined with strategic alliances, put the Company in a strong competitive position to respond to this market need. In addition, the Company intends to apply the technologies and capabilities developed for the Deepwater to the "midwater" Gulf (500 to 1,000 feet) as a cost effective alternative to fixed platforms.

  EXPAND THE COMPANY'S NATURAL GAS AND OIL PRODUCTION

     Management believes Cal Dive's reputation in the industry and its experience in decommissioning and remediation work make the Company a preferred buyer of mature natural gas and oil properties. The Company intends to exploit its recent experience managing heavy lift salvage to expand the number of mature offshore properties for which the Company will bid. In addition, the Company will continue, on a selective basis, to acquire non-operated working interests in fields where there is the potential of Cal Dive being awarded the salvage work.

RECENT DEVELOPMENTS

  PURCHASE OF STOCK BY COFLEXIP AND BUSINESS COOPERATION AGREEMENT

     In April 1997, certain members of management, other shareholders and the Company sold an equity interest of approximately 32% of Company Common Stock to Coflexip for $35 million. As part of this transaction, the Company also acquired two heavy work class construction ROVs manufactured by Coflexip's Perry Tritech subsidiary, thereby re-establishing ROVs in Cal Dive's product line. Coflexip and Cal Dive also entered into the Business Cooperation Agreement for combined services to be offered on Gulf projects exceeding $25 million in value and meeting certain other criteria. The entity contemplated by the Business Cooperation Agreement is expected to be formed by June 30, 1997. See
"Business -- Coflexip Strategic Alliance."

                                  THE OFFERING

Common Stock offered:
     By the Company..................            shares(1)
     By the Selling Shareholders.....            shares(1)
          Total......................            shares(1)
Common Stock outstanding after the
  Offering...........................            shares(2)
Use of proceeds...................... To repay indebtedness incurred in connection with the purchases of the
                                     UNCLE JOHN and the BALMORAL SEA, to
                                     fund capital improvements to the
                                     UNCLE JOHN and other vessels and for
                                     the purchase of natural gas and oil
                                     properties. Any remaining proceeds
                                     will be used for general corporate
                                     purposes, including the possible pur-
                                     chase of additional vessels. The
                                     Company will not receive any proceeds
                                     from the sale of Common Stock by the
                                     Selling Shareholders. See "Use of
                                     Proceeds."
Proposed Nasdaq National Market      CDIS
  symbol.............................
------------

(1) Does not include         shares which may be sold by the Company and Selling
    Shareholders pursuant to the Underwriters' over-allotment option. See "Principal and Selling Shareholders" and "Underwriting."

(2) Does not include 911,500 shares issuable upon exercise of outstanding options. See "Management -- Compensation Pursuant to Plans."

                 SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

     The following summary financial and operating data is qualified in its entirety by the more detailed information appearing in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                               YEAR ENDED DECEMBER 31,
                                          ----------------------------------
                                             1994        1995        1996
                                          ----------  ----------  ----------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER
                                                    SHARE AMOUNTS)
INCOME STATEMENT DATA:
     Revenues:
          Subsea and salvage............  $   35,718  $   32,748  $   63,870
          Natural gas and oil
             production.................       2,314       4,777      12,252
          Total revenue.................      38,032      37,525      76,122
     Gross profit.......................      10,961       8,849      22,086
     Operating income...................       6,304       3,917      13,795
     Income before taxes................       5,807       3,721      13,014
     Net income.........................       4,034       2,674       8,435
                                          ==========  ==========  ==========
     Net income per share...............  $     0.46  $     0.24  $     0.75
                                          ==========  ==========  ==========
OTHER DATA:
     EBITDA(1)..........................  $    8,321  $    6,712  $   19,052
     Depreciation and amortization......       2,017       2,795       5,257
     Capital expenditures...............       1,397      16,857      27,290

                                               YEAR ENDED DECEMBER 31,
                                          ----------------------------------
                                             1994        1995        1996
                                          ----------  ----------  ----------
OPERATING DATA:
     Number of Vessels (at end of
       period):
          DP MSV........................           0           0           1
          DP DSVs.......................           1           1           2
          DSVs..........................           5           5           5
          Derrick barge.................           1           1           1
                                          ----------  ----------  ----------
               Total Vessels............           7           7           9
     Natural Gas and Oil Properties:
          Producing properties
             acquired...................           2           7           5
          Total properties..............           2           9          14
     Natural Gas and Oil Production:
          Gas (MMcf)....................       1,250       2,382       4,310
                                          ----------  ----------  ----------
         Oil (MBbls)...................          29          31          38
                                          ----------  ----------  ----------
------------
(1) As used herein, EBITDA represents earnings before net interest expense, taxes, depreciation and amortization. EBITDA is frequently used by security analysts and is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a better measure of liquidity.

                                                  AS OF
                                            DECEMBER 31, 1996
                                        -------------------------
                                                          AS
                                         ACTUAL      ADJUSTED(1)
                                        --------     ------------
                                             (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents..........   $    204
  Working capital....................     13,409
  Total assets.......................     82,358
  Long-term debt.....................     25,000
  Shareholders' equity...............     30,844

------------
(1) Adjusted to give effect to (i) the Coflexip transaction and (ii) the issuance of the Common Stock offered hereby and the application of the net proceeds to the Company therefrom. See "Use of Proceeds."

                    SUMMARY NATURAL GAS AND OIL RESERVE DATA

     The following table sets forth summary data with respect to the Company's estimated proved natural gas and oil reserves and related estimated future net revenue at December 31, 1996, and is based upon the report of Miller & Lents, Ltd. ("Miller & Lents"), independent petroleum engineers. For additional information relating to the Company's natural gas and oil reserves, see "Risk Factors -- Uncertainty of Estimates of Oil and Gas Reserves" and
"Business -- Natural Gas and Oil Operations" and the Supplemental Information on Oil and Gas Exploration and Producing Activities included in Note 11 of the notes to Financial Statements included elsewhere in this Prospectus.

                                             TOTAL PROVED
                                        ----------------------
                                        (DOLLARS IN THOUSANDS)
Estimated Proved Reserves:
  Natural Gas (MMcf).................            24,596
  Oil and Condensate (MBbls).........               124
Future net cash flows before income
taxes................................          $ 58,781
Present value of estimated future net
cash flows before income taxes.......          $ 48,703
Standardized measure of discounted
future net cash flows (1)............          $ 33,805
------------
(1) The standardized measure of discounted future net cash flows attributable to the Company's reserves was prepared using constant prices as of the calculation date, discounted at 10% per annum.

                                        7
                                  RISK FACTORS

     AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS.

INDUSTRY VOLATILITY

     The Company's subsea and abandonment activities depend on offshore natural gas and oil exploration, development and production expenditures, which are dependent on natural gas and oil prices. The level of exploration and development activity has traditionally been volatile as a result of fluctuations in natural gas and oil prices and their uncertainty in the future. A significant or prolonged reduction in natural gas or oil prices in the future would likely depress offshore drilling and development activity, reduce the demand for the Company's services and could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- The Industry" and "Business -- Natural Gas and Oil Operations."

VESSEL OPERATING RISKS

     Marine construction involves a high degree of operational risk. Hazards, such as vessels sinking, grounding, colliding and sustaining damage from severe weather conditions are inherent in marine operations. These hazards can cause personal injury or loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. Litigation arising from such an occurrence may result in lawsuits asserting large claims. The Company maintains such insurance protection as it deems prudent, including hull insurance on its vessels. There can be no assurance that any such insurance will be sufficient or effective under all circumstances or against all hazards to which the Company may be subject. A successful claim for which the Company is not fully insured could have a material adverse effect on the Company. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates that it considers reasonable. See "Business -- Insurance and Litigation."

SEASONALITY

     Marine operations conducted in the Gulf of Mexico are seasonal and depend, in part, on weather conditions. Historically, Cal Dive has enjoyed its highest vessel utilization rates during the third and fourth quarters of the year when weather conditions are favorable for offshore exploration, development and construction activities and has experienced its lowest utilization rates in the first quarter. Accordingly, the results of any one quarter are not necessarily indicative of annual results or continuing trends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CONTRACT BIDDING RISKS

     A majority of the Company's projects are performed on a qualified turnkey basis. The revenue, costs and gross profit realized on a contract can vary from the estimated amount because of changes in offshore job conditions and variations in labor and equipment productivity from the original estimates. In addition, between April 15 and October 15, the Company typically bears the risk of delays caused by adverse weather conditions other than those resulting from named tropical storms. These variations and risks inherent in the marine construction industry may result in the Company experiencing reduced profitability or losses on projects.

UNCERTAINTY OF ESTIMATES OF NATURAL GAS AND OIL RESERVES

     This Prospectus contains an estimate of the Company's proved natural gas and oil reserves and the estimated future net cash flows therefrom based upon a report prepared as of December 31, 1996 by Miller & Lents that relies upon various assumptions, including assumptions required by the Securities and Exchange Commission (the "Commission") as to natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating natural gas and oil reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, such estimates are inherently imprecise. Actual future production, cash flows, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves may vary substantially from those estimated in the report. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth in this Prospectus. See "Business -- Natural Gas and Oil Operations."

NATURAL GAS AND OIL OPERATING RISKS

     The Company's natural gas and oil operations are subject to the usual risks incident to the operation of natural gas and oil wells, including with respect to offshore properties, the additional hazards relating to, or loss from, severe weather. In accordance with industry practice, the Company maintains insurance against some, but not all, of the risks described above. See
"Business -- Insurance and Litigation."

COMPETITION

     The business in which the Company operates is highly competitive. Several of the Company's competitors are companies that are substantially larger and have greater financial and other resources than the Company. If other international companies relocate vessels to the Gulf of Mexico, levels of competition may increase and the Company's business could be adversely affected. See "Business -- Competition."

CUSTOMER CONCENTRATION

     The Company's customers consist primarily of major, well-established oil and pipeline companies and independent oil and gas producers. During 1996, the Company derived approximately 24% of its contract revenue from one customer. While the Company currently has a good relationship with its customers, the loss of any one of its largest customers, or a sustained decrease in demand, could result in a substantial loss of revenues and could have a material adverse effect on the Company's operating performance. See "Business -- Customers."

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends on the continued active participation of key management personnel. The loss of key people could adversely affect the Company's operations. The Company has two-year employment and non-compete agreements with each of Messrs. Owen Kratz, Gerald G. Reuhl and S. James Nelson and six of its senior officers. The Company has also obtained and is the sole beneficiary under key person life insurance policies with Messrs. Kratz and Reuhl, each in the amount of $6 million. The Company believes that its success is also dependent upon its ability to employ and retain skilled personnel. See "Management."

REGULATORY AND ENVIRONMENTAL MATTERS

     The Company's subsea construction, inspection, maintenance, salvage, and abandonment operations and its natural gas and oil production from offshore properties are subject to and affected by various types of government regulation, including numerous federal, state and local environmental protection laws and regulations. These laws and regulations are becoming increasingly complex, stringent and expensive and there can be no assurance that continued compliance with existing or future laws or regulations will not adversely affect the operations of the Company. Significant fines and penalties may be imposed for non-compliance. See "Business -- Government Regulation" and
"Business -- Environmental Regulations."

ABSENCE OF A PRIOR PUBLIC TRADING MARKET; POSSIBLE VOLATILITY OF MARKET PRICE; DILUTION

     Prior to this Offering, there has been no public market for the Common Stock. Although the Company has applied for quotation of the shares of Common Stock offered hereby on the Nasdaq National Market, there can be no assurance that an active public market will develop or be maintained for the Common Stock. The initial public offering price will be determined by negotiations among the Company, the Selling Shareholders and the Underwriters. For the factors considered in such negotiations, see "Underwriting." There can be no assurance that future market prices will equal or exceed the initial public offering price set forth on the cover page of this Prospectus. Following this Offering, the market price of the Common Stock may fluctuate depending on various factors, including the general economy, stock market conditions, general trends in the oilfield services industry, announcements by the Company or its competitors and variations in the Company's quarterly and annual operating results. Purchasers of the Common Stock offered hereby will experience an immediate and substantial dilution in the net tangible book value per share. In addition, to the extent equity financing is pursued by the Company in connection with the acquisition or building of additional vessels, dilution may occur to investors. See
"Dilution."

VOTING CONTROL BY PRINCIPAL SHAREHOLDERS

     After giving effect to this Offering, the current shareholders of the
Company will own approximately      % of the outstanding Common Stock (     % if
the Underwriters' over-allotment option is exercised in full). The current shareholders are parties to a shareholders agreement which, among other things, provides for the election of directors. As a result, the current shareholders may be able to control the outcome of certain matters requiring a shareholder vote, including the election of directors. See "Business -- Coflexip Strategic Alliance," "Certain Relationships and Related Transactions" and "Principal and Selling Shareholders."

ABSENCE OF DIVIDENDS

     The Company has never paid cash dividends on its Common Stock and intends for the foreseeable future to retain any earnings otherwise available for dividends for the future operation and growth of the Company's business. In addition, the Company's financing arrangements prohibit the payment of cash dividends on its capital stock. See "Dividend Policy."

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the current shareholders, directors and
officers of the Company will beneficially own            shares of the Common
Stock, which will represent approximately      % of the then issued and
outstanding shares (     % if the Underwriters' over-allotment option is
exercised in full). The Company, its officers and directors, the Selling Shareholders, certain other shareholders of the Company and Coflexip have agreed with the Underwriters not to offer, sell or otherwise dispose of any shares of Common Stock for 180 days from the date of this Prospectus without the prior consent of the Representatives of the Underwriters. After the expiration of such agreement, however, such shareholders may sell shares pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), or otherwise.
In addition, the current shareholders, including Coflexip, have been granted demand and "piggyback" registration rights by the Company with respect to all of the shares of Common Stock owned by them. Although the Company cannot predict the timing or amount of future sales of Common Stock or the effect that the availability of such shares for sale will have on the market price prevailing from time to time, sales of substantial amounts of Common Stock in the public market following this Offering could adversely affect the market price of the Common Stock. See "Principal and Selling Shareholders," "Description of
Capital Stock -- Registration Rights" and "Shares Eligible for Future Sale."

ANTI-TAKEOVER CONSIDERATIONS

     The Board of Directors of the Company has the authority, without any action by the shareholders, to fix the rights and preferences on up to 5,000,000 shares of undesignated preferred stock, including dividend, liquidation and voting rights. In addition, the Company's Articles of Incorporation divide the Company's Board of Directors into three classes. Except for a transaction involving Coflexip (which is specifically excluded), the Company also is subject to certain anti-takeover provisions of the Minnesota Business Corporations Act ("MBCA"). In addition, the Company is a party to a Shareholders Agreement that provides Coflexip with a right of first refusal in connection with certain acquisition proposals for the Company. Any or all of the provisions or factors described above may have the effect of discouraging a takeover proposal or tender offer not approved by management and the Board of Directors of the Company, and could result in shareholders who may wish to participate in such a proposal or tender offer receiving less for their shares than otherwise might be available in the event of a takeover attempt. See "Description of Capital
Stock -- Certain Anti-Takeover Provisions" and "Certain Relationships and Related Transactions."

                                   THE COMPANY

     Cal Dive is a leading provider of subsea construction, maintenance and salvage services to the offshore natural gas and oil industry in the Gulf of Mexico. In July 1990, the Company was purchased by a group of investors including current management and key employees. In September 1992, Cal Dive formed ERT as a wholly owned subsidiary, to purchase producing offshore natural gas and oil properties which are in the later stages of their economic lives. In January 1995, First Reserve Corporation ("First Reserve"), on behalf of certain of the investment funds it manages, acquired 50% of the Company's Common Stock. In April 1997, Coflexip purchased approximately 32% of the Company's Common Stock. Most of the Company's senior and middle operations management have been actively involved with Cal Dive since the mid-1980s.

     The Company was organized under the laws of Minnesota in June 1990. The principal executive offices of the Company are located at 13430 Northwest Freeway, Suite 350, Houston, Texas 77040, and its telephone number is (713) 690-1818.

                                USE OF PROCEEDS

     The net proceeds from the sale of the shares of Common Stock offered by the
Company (assuming an initial public offering price of $      per share) will be
approximately $      million ($      million if the Underwriters' over-allotment
option is exercised in full). Of such net proceeds, the Company intends to repay indebtedness incurred in connection with the purchase of the UNCLE JOHN and the BALMORAL SEA, to fund capital improvements to the UNCLE JOHN and other vessels and for the purchase of natural gas and oil properties. Any remaining net proceeds will be used for other general corporate purposes and the possible purchase of additional vessels. Pending such uses, the Company intends to invest the net proceeds of this Offering in short-term investment grade, interest bearing securities. As of December 31, 1996, borrowings under the Company's Amended Loan and Security Agreement with Fleet Capital Corporation (the "Revolving Credit Agreement") which matures in December 2000, had an aggregate outstanding principal balance of $25 million, bearing interest at rates of 7.37% ($22 million) and 8.75% ($3 million). In April 1997, the Company and Fleet Capital Corporation amended the Revolving Credit Agreement to, among other things, (i) increase the credit line to $40 million, (ii) reduce the interest rate, (iii) release liens on ERT properties and (iv) reduce the financial covenants from four to two (a fixed charge coverage ratio and a $60 million debt limitation). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock and does not intend to pay cash dividends in the foreseeable future. The Company currently intends to retain earnings, if any, for the future operation and growth of its business. In addition, the Company's financing arrangements prohibit the payment of cash dividends on its capital stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                    DILUTION

     The net tangible book value of the Company at December 31, 1996, was
$       or $       per share of Common Stock. Net tangible book value per share of Common Stock is determined by dividing the tangible net worth (total tangible
assets less total liabilities) of the Company by the              shares of
Common Stock outstanding prior to the consummation of this Offering. After giving effect to the sale of Common Stock by the Company in this Offering (assuming no exercise of the Underwriters' over-allotment option and net
proceeds to the Company of $           ), the pro forma net tangible book value
of the Company at December 31, 1996, would have been approximately $       or
$       per share of Common Stock. This represents an immediate increase in net
tangible book value of $       per share of Common Stock to present holders of
Common Stock and an immediate dilution of approximately $       per share to new
investors purchasing shares in this Offering. The following table illustrates this per share dilution to new investors:

Assumed initial public offering price
  per share.............................             $
     Net tangible book value per share
       before the Offering..............    $
     Increase per share attributable to
       new investors....................    $
Pro forma net tangible book value per
  share after the Offering..............
Dilution per share to new investors.....             $
                                                     =========

     The following table sets forth, as of December 31, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing shareholders and by new investors:

                           SHARES PURCHASED     TOTAL CONTRIBUTION     AVERAGE
                          -------------------  --------------------   PRICE PER
                           NUMBER     PERCENT   AMOUNT      PERCENT     SHARE
                          --------    -------  ---------    -------   ---------
Existing shareholders(1)..
New investors.............
     Total................
------------
(1) Includes the issuance of 528,541 shares of Common Stock to Coflexip at a value of $9.46 per share on April 11, 1997.

     The above computations do not give effect to the 911,500 shares issuable pursuant to outstanding stock options, all of which are exercisable at exercise
prices ranging from $      to $      per share. To the extent any options are
exercised in the future at an exercise price less than the initial public offering price, there will be further dilution to new investors. See "Management -- Compensation Pursuant to Plans."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (i) as of December 31, 1996, and (ii) as adjusted to give effect to the sale by the
Company of the             shares of Common Stock offered hereby at an assumed
offering price of $      per share and the application of the estimated net
proceeds to the Company therefrom as described in "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements and notes thereto included elsewhere in this Prospectus.

                                              DECEMBER 31, 1996
                                           -----------------------
                                                           AS
                                            ACTUAL     ADJUSTED(1)
                                           --------    -----------
                                           (DOLLARS IN THOUSANDS)
Short-term debt:
     Current maturities of long-term
      debt..............................   $  --         $
                                           ========    ===========
Long-term debt..........................     25,000
Shareholders' equity:
     Common Stock, no par value,
      20,000,000 shares authorized;
      18,448,010 shares issued and
      outstanding;          shares
      issued and outstanding, as
      adjusted(1).......................      9,093
     Additional paid-in capital.........      --
     Retained earnings..................     25,806
                                           --------    -----------
     Treasury Stock, 7,348,750 shares...     (4,056)
                                           --------    -----------
          Total shareholders' equity....     30,844
                                           --------    -----------
Total capitalization....................   $ 55,844      $
                                           ========    ===========
Total debt to total capitalization
  (%)...................................         45
------------
(1) Gives effect to the application of the net proceeds of this Offering, but does not include an aggregate of 911,500 shares of Common Stock issuable upon exercise of outstanding stock options. See "Management -- Compensation Pursuant to Plans."

                            SELECTED FINANCIAL DATA

     The historical financial data presented in the table below for and at the end of each of the years in the five-year period ended December 31, 1996 are derived from the consolidated financial statements of the Company audited by Arthur Andersen LLP, independent public accountants. The data should be read in conjunction with the Company's Financial Statements and the notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                           YEAR ENDED DECEMBER 31,
                                          ----------------------------------------------------------
                                             1992        1993        1994        1995        1996
                                          ----------  ----------  ----------  ----------  ----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenues:
     Subsea and salvage.................  $   21,309  $   35,365  $   35,718  $   32,748  $   63,870
     Natural gas and oil production.....      --           1,807       2,314       4,777      12,252
                                          ----------  ----------  ----------  ----------  ----------
     Total revenue......................      21,309      37,172      38,032      37,525      76,122
                                          ----------  ----------  ----------  ----------  ----------
Cost of sales:
     Subsea and salvage.................      16,973      26,208      25,477      25,568      46,766
     Natural gas and oil................      --             586       1,594       3,107       7,270
                                          ----------  ----------  ----------  ----------  ----------
Gross profit............................       4,336      10,377      10,961       8,849      22,086
Selling and administrative expenses.....       3,136       4,075       4,657       4,932       8,291
                                          ----------  ----------  ----------  ----------  ----------
Operating income........................       1,200       6,302       6,304       3,917      13,795
Other income and expenses:
     Interest expense, net..............         344         395         428         135         745
     Other (income) expense, net........        (159)        148          69          61          36
                                          ----------  ----------  ----------  ----------  ----------
Income before income taxes..............       1,015       5,759       5,807       3,721      13,014
     Provision for income taxes.........         324       1,811       1,773       1,047       4,579
                                          ----------  ----------  ----------  ----------  ----------
Net income..............................  $      691  $    3,948  $    4,034  $    2,674  $    8,435
                                          ==========  ==========  ==========  ==========  ==========
Net income per share....................  $     0.04  $     0.30  $     0.46  $     0.24  $     0.75
                                          ==========  ==========  ==========  ==========  ==========
Weighted average number of shares
  outstanding...........................      16,603      13,014       8,836      11,016      11,286
OTHER FINANCIAL DATA:
     EBITDA(1)..........................  $    2,438  $    7,785  $    8,321  $    6,712  $   19,052
     Depreciation and amortization......       1,238       1,483       2,017       2,795       5,257
     Capital expenditures...............         460       1,203       1,397      16,857      27,290

                                                              AS OF DECEMBER 31,
                                          ----------------------------------------------------------
                                             1992        1993        1994        1995        1996
                                          ----------  ----------  ----------  ----------  ----------
                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
     Working capital....................  $    4,178  $    5,309  $    6,052  $    4,033  $   13,409
     Total assets.......................      17,051      20,023      26,731      43,648      82,358
     Long-term debt.....................       2,922       5,141       3,766       5,300      25,000
     Shareholders' equity...............       7,436       6,360      10,394      22,408      30,844

------------
(1) As used herein, EBITDA represents earnings before net interest expense, taxes, depreciation and amortization. EBITDA is frequently used by security analysts and is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a better measure of liquidity.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Natural gas and oil prices, the offshore mobile rig count and Gulf of Mexico lease activity are three of the primary indicators management uses to predict the level of the Company's business. Cal Dive's construction services generally follow successful drilling activities by six to eighteen months. The level of drilling activity is related to both short and long-term trends in natural gas and oil prices. A decline in natural gas and oil prices generally leads to a reduction in offshore drilling activity which can lower demand for construction services. Recently, this relationship has been less pronounced due to a number of industry trends, including advances in technology that have increased drilling success rates and efficiency, and a worldwide growth in the demand for both natural gas and oil. The number of offshore rigs working in the Gulf of Mexico has averaged close to practical full utilization since mid-1995 which management expects will lead to increased construction activity over the next several years. Given worldwide shortages of drilling rigs, subsea hardware and experienced personnel, efforts to drill Gulf of Mexico leases on a timely basis have accelerated demand for the Company's subsea services resulting in improved pricing.

     Product prices impact the Company's natural gas and oil operations in several respects. The Company seeks to acquire producing natural gas and oil properties that are generally in the later stages of their economic life. These properties typically have few, if any, unexplored drilling locations, so the potential abandonment liability is a significant consideration with respect to the offshore properties which the Company has purchased to date. Although higher natural gas prices tended to reduce the number of mature properties available for sale, these higher prices contributed to improved operating results for the Company in 1996.

     Salvage operations consist of platform decommissioning, removal and abandonment, P&A services performed by the Company's stiff-leg derrick barge and well servicing equipment. In addition, salvage related support, such as debris removal and preparation of platform legs for removal, is often provided by the Company's surface diving vessels. In 1989, management targeted platform removal and salvage operations as a regulatory driven activity which offers a partial hedge against fluctuations in the commodity price of natural gas. In particular, MMS regulations require removal of platforms within one year from the date production ceases and also require remediation of the seabed at the well site to its original state. In 1996, the Company contracted and managed, on a turnkey basis, all aspects of the decommissioning and abandonment of certain fields for two major oil companies using third party heavy lift derrick barges, a service the Company intends to expand in the future.

     The following table sets forth for the periods presented (i) average U.S. natural gas prices, (ii) the Company's natural gas production, (iii) the average number of offshore rigs under contract in the Gulf of Mexico, (iv) the number of platforms installed and removed in the Gulf of Mexico and (v) the vessel utilization rates for each of the major categories of the Company's fleet.

                                                          1994                                        1995
                                       ------------------------------------------  ------------------------------------------
                                          Q1         Q2         Q3         Q4         Q1         Q2         Q3         Q4
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
U.S. Natural Gas Prices(1)...........  $    2.42  $    1.95  $    1.70  $    1.60  $    1.51  $    1.63  $    1.54  $    2.06
ERT Gas Production (MMcf)............        132        323        380        415        267        410        765        940
Rigs Under Contract in the Gulf of
  Mexico(2)..........................        125        129        134        140        119        133        421        147
Platform Installations(3)............         12         23         39         50         12         17         26         22
Platform Removals(3).................         18         28         43         31         15         37         24         10
Average Company Vessel Utilization
  Rate(4)............................
    Dynamic Positioned...............     --         --             80%        99%        77%    --         --             90%
    Saturation DSV...................         37%        57%        82%        89%        38%        53%        88%        88%
    Surface Diving...................         57%        68%        78%        66%        45%        63%        77%        74%
    Derrick Barge....................         14%        70%        60%        55%        21%        46%        63%        32%

                                                          1996
                                     ------------------------------------------
                                        Q1         Q2         Q3         Q4
                                     ---------  ---------  ---------  ---------
U.S. Natural Gas Prices(1).........  $    3.44  $    2.33  $    2.18  $    2.96
ERT Gas Production (MMcf)..........        899        966      1,168      1,277
Rigs Under Contract in the Gulf of
  Mexico(2)........................        150        157        161        164
Platform Installations(3)..........         12         35         31         29
Platform Removals(3)...............         14         11         25         30
Average Company Vessel Utilization
  Rate(4)..........................
    Dynamic Positioned.............         81%        71%        82%        92%
    Saturation DSV.................         55%        73%        82%        88%
    Surface Diving.................         62%        77%        84%        74%
    Derrick Barge..................         15%        58%        91%        65%
------------
(1) Average of the monthly Henry Hub cash prices in $ per MMBtu, as reported in Natural Gas Week.

(2) Average weekly number of rigs contracted, as reported by Offshore Data Services.

(3) Source: Offshore Data Services; installation and removal of platforms with two or more piles in the Gulf of Mexico.

(4) Average vessel utilization rate is calculated by dividing the total number of days the vessels in this category generated revenues by the total number of days in each quarter.

     Vessel utilization is historically lower during the first quarter due to winter weather conditions in the Gulf of Mexico. Accordingly, the Company plans its drydock inspections and other routine and preventive maintenance programs during this period. During the first quarter, a substantial number of the Company's customers finalize capital budgets and solicit bids for construction projects. The bid and award process during the first two quarters leads to the commencement of construction activities during the second and third quarters. As a result, the Company has historically generated approximately 60 to 65% of its consolidated revenues in the last six months of the year. The Company's operations can also be severely impacted by weather during the fourth quarter. The Company's salvage barge, which has a shallow draft, is particularly sensitive to adverse weather conditions, and its utilization rate will be lower during such periods. To minimize the impact of weather conditions on the Company's operations and financial condition, Cal Dive began operating DP vessels and expanded into the acquisition of mature offshore properties. The unique station-keeping ability offered by dynamic positioning enables these vessels to operate throughout the winter months and in rough seas. Operation of natural gas and oil properties tends to offset the impact of weather since the first and fourth quarters are typically periods of high demand for natural gas and of strong natural gas prices.

RESULTS OF OPERATIONS

  COMPARISON OF YEAR ENDED DECEMBER 31, 1996 TO YEAR ENDED DECEMBER 31, 1995

     REVENUES. Consolidated revenues of $76.1 million in 1996 were more than double the $37.5 million reported in the prior year due primarily to the addition of new DP vessels and to higher commodities prices and increased production from natural gas and oil properties. A full year of operations from the WITCH QUEEN (placed in service in November 1995) and the additions of the BALMORAL SEA and UNCLE JOHN increased revenues from the DP vessels to 33% of consolidated 1996 revenues compared to 10% in 1995. This trend is expected to continue in 1997 because the Company will have full year operations from the BALMORAL SEA and UNCLE JOHN, which were only in service for eight and two months, respectively, in 1996. The establishment of a new management team resulted in improved performance in the operation of the salvage assets (BARGE I and well servicing equipment) which included the removal of four large structures by subcontracting heavy lift barges. Natural gas and oil production from 14 offshore blocks owned at year-end 1996 was $12.3 million compared to $4.8 million in 1995. This increase of $7.5 million, or 156%, was a result of natural gas prices increasing by approximately 58% and to production from the five properties acquired in 1996 as well as the full year contributions of the Company's other properties.

     GROSS PROFIT. Gross profit increased by $13.2 million in 1996, from $8.8 million in 1995 to $22.1 million in 1996. Improved rates and performance on turnkey contracts resulted in subsea and salvage margins increasing from 22% in 1995 to 27% in 1996. This increase reflects in part the benefit of operating five specialized SAT vessels. Gross profit from salvage assets was $2.2 million in 1996 or 13% of that generated by subsea and salvage operations in contrast to "break-even" results for the prior year. Natural gas and oil production gross profit was $5.0 million in 1996 compared to $1.7 million in the prior year, with the $3.3 million increase resulting from higher natural gas prices and greater production levels.

     SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses increased 68% in 1996 to $8.3 million from $4.9 million in 1995. Payments of $2.3 million were made to 223 offshore, supervisory and management personnel under 1996 incentive plans (an increase of $2.0 million over 1995). The balance of the increase reflects higher sales and administrative costs necessary to support the 103% increase in 1996 revenues.

     NET INTEREST. Net interest expense increased by $610,000 (from $135,000 in 1995 to $745,000 in 1996) due to the borrowings incurred in conjunction with the acquisition of the BALMORAL SEA and UNCLE JOHN. Borrowings under the Revolving Credit Agreement averaged $13 million in 1996 compared to $6 million in 1995.

     INCOME TAXES. Income taxes of $4.6 million compares to $1.0 million in 1995 as a result of significant increases in 1996 margins and profitability. The effective tax rate increased significantly, from 28% to 35% because the Company no longer qualified for the "Small Producer" tax benefit of percentage depletion. Higher depreciation related to the new DP vessels had the result of reducing the amount of cash taxes paid. In 1996, cash payments for Federal income taxes were $2.2 million or 48% of the total $4.6 million tax provision.

     NET INCOME. In 1996, net income of $8.4 million increased $5.8 million, or 215%, from 1995 as a result of the factors described above.

  COMPARISON OF YEAR ENDED DECEMBER 31, 1995 TO YEAR ENDED DECEMBER 31, 1994

     REVENUES. During 1995, the Company's revenues decreased $500,000 to $37.5 million compared to $38 million in 1994. A $2.5 million increase in natural gas and oil revenues offset decreases in subsea services, particularly derrick barge and well servicing revenues, which together decreased $1.3 million. The increase in natural gas and oil revenues was due to the Company's acquisition of seven offshore properties in 1995. The Company's subsea revenues in 1995 were negatively impacted by Hurricanes ROXANNE and OPAL. While dealing with adverse weather in the Gulf of Mexico is an accepted risk in the marine contracting business, these storms were unusual in that while little damage was incurred in the Gulf of Mexico, the Company's vessels were unable to leave the dock for 20 days during what are generally the two busiest months of the year (September and October). In addition, the number of platforms with two or more piles removed in the Gulf of Mexico decreased by almost 30% for the year which included a 50% reduction during the last six months, primarily as a result of contractors shifting assets to higher margin construction projects. The Company's revenues in 1995 were also negatively impacted by operating difficulties with the BARGE I which have been resolved.

     GROSS PROFIT. Gross profit decreased by $2.2 million in 1995 as compared to 1994, from $11 million to $8.8 million. Approximately $1.0 million of the decrease was due to vessel drydockings during 1995 with the balance related to the down time caused by two hurricanes and operational difficulties with respect to BARGE I. Three of the Company's vessels, CAL DIVER II, CAL DIVER V and BARGE I, underwent major U.S. Coast Guard ("USCG") drydock inspections during 1995.
In addition to the work required to maintain the USCG Certificates of Inspection, the Company completed a major capital upgrade program. As a result, these three vessels were out of service for a combined aggregate of ten months during 1995. Natural gas and oil operations contributed 19% of consolidated gross profit in 1995 as compared to 7% for 1994 due to the increase in the number of properties owned at December 31, 1995.

     SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses increased 6% to $4.9 million in 1995 compared to $4.7 million in 1994. This increase was due primarily to improved results in the Company's natural gas and oil business resulting in an additional $200,000 of incentive compensation earned by key ERT personnel.

     NET INTEREST. During 1995, net interest expense declined 69% to $135,000 as compared to $428,000 in 1994. Interest income generated by the cash deposits set aside to fund abandonment liabilities was $202,000 in 1995, an increase of $100,000 from 1994.

     INCOME TAXES. Income taxes of $1 million reflect an effective tax rate of 28.1% in 1995 compared to 30.5% in 1994. The decrease in tax rate was due to the impact of percentage depletion of natural gas and oil operations comprising a larger percentage of the Company's 1995 income.

     NET INCOME. Net income decreased to $2.7 million from $4 million in 1994 as a result of the factors described above.

LIQUIDITY AND CAPITAL RESOURCES

     OPERATING ACTIVITIES. The Company has historically funded its operating activities principally from internally generated cash flow, even in an industry-depressed year such as 1992. Management purchased the Company in July 1990, in a leveraged buyout funded with $10.7 million in debt and $1 million in equity. By July 1993, cash flow from operating activities enabled the Company to reduce total debt to $3.5 million while increasing equity to $9 million. In August 1993, management acquired all of the Common Stock of the Company held by the two financial institutions that financed the buyout, a transaction which increased the Company's debt to $8.2 million and reduced equity to $5.1 million. Internally generated cash flow (EBITDA divided by revenue) was 22%, 18% and 25% of revenues in 1994, 1995 and 1996. This cash generation, when combined with the 1995 equity infusion from First Reserve and its investment funds, enabled the Company to formulate and implement its expansion strategy.

     Net cash provided by operating activities was $7.6 million in 1996 compared to $12.0 million in 1995 with the decrease principally a result of $15.3 million necessary to fund an increase in trade receivables. Trade receivables increased 140% over the prior year, a level greater than the 103% increase in revenues due to the significant increase in offshore activity. Depreciation and amortization, which is included in cost of subsea and salvage sales, also increased by $2.5 million as a result of the new vessel additions. However, as noted previously, overall subsea and salvage margins increased from 22% in 1995 to 27% in 1996 notwithstanding higher depreciation charges. The additional depreciation increased the provision for deferred income taxes which was $2.1 million in 1996 compared to $600,000 in the prior year.

     CAPITAL EXPENDITURES. Capital expenditures consisted principally of strategic asset acquisitions including the WITCH QUEEN, BALMORAL SEA and UNCLE JOHN, improvements to existing vessels and the acquisition of offshore natural gas and oil properties. Since 1993, the Company has invested $17 million to acquire 15 offshore natural gas and oil properties in seven separate transactions. The Company records the amount of cash paid together with the abandonment liability assumed at the time such properties are acquired. Only the cash paid at closing is reflected in the Company's statement of cash flows together with bond and escrow deposits required in connection with these purchases. The MMS requires an operator bond, and certain of the purchase and sale agreements have required the Company to fund portions of the estimated decommissioning liability. Accordingly, the Company's balance sheet as of December 31, 1996 includes $5.2 million of cash deposits restricted for abandonment obligations which aggregated $6.0 million on that date. In addition the Company had also issued letters of credit totaling $2.8 at December 31, 1996 in lieu of cash deposits in connection with property acquisitions.

     FINANCING ACTIVITIES. The Company has financed seasonal operating requirements and capital expenditures with internally generated funds, borrowings under credit facilities, and the sale of Common Stock described above. Since 1993, Fleet Capital Corporation has provided all debt funding pursuant to a Revolving Credit Agreement which initially was $15 million and which, as amended in April 1997, is currently $40 million. The Revolving Credit Agreement, which terminates in December 2000, is secured by trade receivables and mortgages on the Company's vessels. The Revolving Credit Agreement prohibits the payment of dividends on the Company's capital stock and contains, among other restrictions, certain financial covenants. During 1995 and 1996, those covenants typically required the Company to (i) maintain income from operations at specified levels, (ii) limit leverage, as defined, to no more than a specified ratio of net worth, (iii) maintain certain interest coverage and debt service ratios, as defined, and (iv) maintain a minimum ratio of current assets to current liabilities. The Company was in compliance with, or obtained waivers of default from, the covenants under the Revolving Credit Agreement during 1995 and 1996. The Revolving Credit Agreement, as amended, contains only two financial covenants (a fixed charge coverage ratio and a limitation that debt not exceed $60 million). The interest rate during 1996 was equal to the lender's floating prime rate plus .5%, or the Eurodollar Base Rate plus 2.25% for borrowings less than $10 million, and 2% if borrowings exceed $10 million. Pursuant to these terms, borrowings at December 31, 1996 included $22 million at 7.37% (Eurodollar option) and $3 million at 8.75% (prime option). The Revolving Credit Agreement, as amended, reduces these rates to LIBOR plus 1.75% in 1997 with incentive pricing thereafter pursuant to a formula based upon EBDIT (as defined therein). Letters of credit are also available under the Revolving Credit Agreement which the Company typically uses if performance bonds are required or, in certain cases, in lieu of purchasing U.S. Treasury Bonds in conjunction with gas and oil property acquisitions.

     CAPITAL COMMITMENTS. In connection with its business strategy, management expects the Company to acquire or build additional vessels, acquire other assets such as the ROV purchase from Coflexip, as well as seeking to buy additional natural gas and oil properties. Depending upon the size of any future acquisitions, the Company may require additional debt financing, possibly in excess of the Revolving Credit Agreement, as amended, or additional equity financing. If the Company seeks equity financing in connection with such acquisitions, investors in this Offering may experience dilution. Other than potential asset acquisitions, management believes the net cash generated from operations and available borrowing capacity under the Revolving Credit Agreement will be adequate to meet funding requirements for the next year.

                                    BUSINESS

GENERAL

     Cal Dive is a leading provider of subsea construction, maintenance and salvage services to the offshore natural gas and oil industry in the Gulf of Mexico. Its services are primarily performed in support of offshore infrastructure construction projects involving pipelines, production platforms and risers and subsea production systems. Through ERT, Cal Dive acquires, operates and produces natural gas and oil from mature offshore properties, providing customers a cost effective alternative to the decomissioning process. The Company's customers include major and independent natural gas and oil producers, pipeline transmission companies and offshore engineering and construction firms. See Note 10 of the notes to Financial Statements for financial information with respect to the Company's business segments.

     The Company owns a diversified fleet of nine vessels servicing offshore natural gas and oil industry, principally in the Gulf of Mexico. This market is experiencing strong exploration and development activity levels, including rapid growth in Deepwater. Beginning in 1995, the Company acted to fill a market void by assembling a fleet of dynamically positioned vessels which serve as work platforms for Deepwater projects. The vessels acquired include a semi-submersible multi-service vessel (UNCLE JOHN) and two mono-hull DP vessels (WITCH QUEEN and BALMORAL SEA). Management believes that the limited number of competing DP vessels in the Gulf affords the Company a key strategic advantage which has led to rising vessel utilization for its vessels. In addition, interest in the Cal Dive fleet has increased among potential customers and alliance partners evaluating a fast track approach to field development. Management believes that strong worldwide demand for DP vessels will cause this trend to continue.

     In the last twelve months, the Company has positioned itself to work on full field development projects by entering into a number of strategic alliances. See "-- Strategic Alliances". As part of this strategy, in April 1997, certain shareholders and Cal Dive sold 32% of its Common Stock to Coflexip and executed the Business Cooperation Agreement. Each company expects to contribute its separate expertise to the alliance as follows:

            COFLEXIP SERVICES                        CAL DIVE SERVICES
  Flexible lay operations (including risers)         ROV operation
  Product sales, manufacture and supply of           Diving
       -- Umbilicals                                 Coiled Tubing
       -- Flex hose                                  Flexible lay operations
       -- Flex pipe                                  with deck load requirements
  ROV manufacture and sale                           up to 600 metric tons
  EPIC project design and engineering and            Riser installation
    project management                               Well servicing
  Reeled hard pipe lay (including risers             DP DSV's and related
    installed in connection with lay                 services
    operations, excluding coiled tubing)             4 Point DSV's (when
  DP construction vessels                            applicable)

     The Company traces its origins to California Divers Inc., which pioneered the use of mixed gas diving in the early 1960s when oilfield exploration off the Santa Barbara coast moved to water depths beyond 250 feet. Cal Dive commenced operations in the Gulf of Mexico in 1975. Since that time, the Company's growth strategy has consisted of three basic elements: (i) identifying niche markets that are underserviced or where no service exists, (ii) developing the technical expertise to provide the service and (iii) acquiring assets or seeking business alliances which fill the market gap.

COMPANY STRENGTHS

  DIVERSIFIED FLEET OF VESSELS

     Cal Dive has focused on owning and operating a diversified fleet which provides a full complement of subsea construction, maintenance, and salvage project capabilities. The Company operates a fleet of one semi-submersible DP MSV (the UNCLE JOHN), two DP DSV's (the WITCH QUEEN and BALMORAL SEA), two four-point moored saturation DSVs (the CAL DIVER I and II), three other DSVs, two work class ROVs and a salvage barge. This fleet enables the Company to operate in all Gulf water depths where development is currently contemplated. The services provided by these vessels both overlap and are complementary in a number of market segments, enabling the Company to deploy its vessels to areas of highest utility and margin potential. The vessels serve as work platforms for activities performed by divers in water depths of less than 1,000 feet and by ROVs for projects at all depths. The Company intends to continue to expand the capabilities of its diversified fleet through the acquisition of additional vessels and assets.

EXPERIENCED PERSONNEL AND TURNKEY CONTRACTING

     The shortage of experienced personnel has resulted in a trend in the oil and gas industry of transferring more responsibility to contractors and suppliers. The Gulf of Mexico spot market is unique in the world in that projects are typically of short duration and generally of a turnkey nature. Management believes that a key element of its growth strategy and success has been its pioneering role in providing turnkey contracting and its ability to attract and retain experienced industry personnel. The Company personnel have the technical expertise and operational experience to effectively manage turnkey projects and thereby deliver bids which are priced to achieve targeted profitability. Because of its experience with turnkey contracting and its people, the Company believes it is well positioned as to capitalize on the trend in the natural gas and oil industry towards outsourcing additional responsibility to contractors.

  DEEPWATER TECHNICAL SERVICES

     The Company believes that it has established a unique niche in the Deepwater Gulf by assembling the specialized assets, technical personnel and exclusive alliance agreements that represent a cost effective solution to the rising demand for Deepwater services. The Company's mono-hulled DP vessels provide a flexible work platform to launch ROVs and support subsea construction in most weather conditions. Likewise, the Company's MSV, the UNCLE JOHN, has demonstrated its ability to perform certain well completion tasks previously undertaken using more expensive drilling equipment. These vessels in combination with the ROVs acquired from Coflexip allow the Company to control key assets involved in Deepwater subsea construction and field development. Over the last two years, the Company has employed personnel with experience in Deepwater subsea construction and ROV operation. Further, the Company has entered into alliance agreements with a team of specialized contractors that provide access to necessary equipment, technology and services to meet the fast track requirements of Deepwater development activities.

  MAJOR PROVIDER OF SATURATION DIVING SERVICES

     Cal Dive owns and operates over 50% of the U.S. based SAT DSVs currently operating in the Gulf of Mexico. Saturation diving is required for subsea operations in water depths beyond 300 feet. In recent years there has been an increasing level of construction activity, a trend which is expected to accelerate as development of recently discovered Deepwater fields commences and new Deepwater production is tied into the existing Gulf infrastructure. Management believes that this trend will result in increasing demand for SAT diving services.

  LEADER IN SHALLOW WATER SALVAGE OPERATIONS

     Since 1989, the Company has established a leading position in the decommissioning and abandonment of facilities in the shallow water Gulf of Mexico. The Company expects the demand for salvage and P&A services to increase. Over 75% of the 3,800 platforms in the Gulf of Mexico are over ten years old and there are approximately 15,000 wells that must ultimately be plugged and abandoned in accordance with government regulations related to the decommissioning of offshore production facilities. During 1996, the Company contracted for and managed, on a turnkey basis, all aspects of the decommissioning and abandonment of several fields for two major oil companies utilizing third party heavy lift derrick barges. These projects involved larger platforms than Cal Dive had historically decomissioned, and represent a service that management expects to expand in the future.

  MANAGEMENT OF MATURE NATURAL GAS AND OIL PROPERTIES

     The Company formed ERT in 1992 to exploit a market opportunity to provide a more efficient solution to the abandonment of offshore properties, to expand Cal Dive's off season salvage and decommissioning activity and to support full field development projects. The Company has assembled a management team of personnel experienced in geology, reservoir and production engineering and facilities management. The Company has acquired interests in 15 mature producing properties in the last four years, one of which has been plugged and abandoned. Mature properties are generally those properties where decommissioning and abandonment costs are significant relative to the value of remaining natural gas and oil reserves. Cal Dive seeks to acquire properties that it can operate to enhance remaining production, control operating expenses and manage the cost and timing of the decommissioning and abandonment of such properties. Management believes that Cal Dive is the only company acquiring mature properties in the Gulf of Mexico which combines financial strength, reservoir engineering and operations expertise with the availability of company-owned salvage assets, resulting in significant strategic and cost advantages. Since acquiring its initial property in late 1992, the Company has increased estimated proved reserves to approximately 24.6 Bcfe at December 31, 1996.

GROWTH STRATEGY

  FOCUS ON THE GULF OF MEXICO

     Cal Dive intends to maintain its primary focus on the Gulf of Mexico where the Company is well positioned to respond to rising market demand for services in all water depths, and increasingly to address Deepwater demand. Natural gas and oil exploration, development and production activity levels in the Gulf of Mexico have increased significantly as a result of several factors, including:
(i) improvements in exploration technologies such as computer aided exploration and 3D seismic, which have enhanced reservoir mapping, increased drilling success rates and led to entirely new prospects such as the "Subsalt" play;
(ii) improvements in subsea completion and production technologies, which have resulted in increased Deepwater drilling and development; (iii) expansion of the region's production infrastructure, which has improved the economics of developing both Deepwater and smaller natural gas and oil fields; and (iv) the short reserve life characteristic of Gulf of Mexico natural gas production, which requires continuous drilling to replace reserves and maintain production. Recent lease sales by the MMS of Gulf of Mexico properties attracted record bidding levels both in terms of the number of leases bid and the amount of capital exposed, including a record level of interest in Deepwater blocks. This has led to new market opportunities as well as increased demand for the Company's traditional marine services, as reflected in both higher vessel utilization rates and operating margins.

  CAPTURE A SIGNIFICANT SHARE OF THE DEEPWATER MARKET

     As Gulf of Mexico Deepwater developments have created a need for new applications of subsea technology, there is a corresponding need for a new generation of subsea contractor to develop and deploy that technology. Management, through its Deepwater Technical Services Group, has targeted a market niche in which the Company functions as a focal point in the assembly and delivery of technology required for Deepwater projects. In particular, well completions, subsea installation and infield connection services are more critical in an era of limited availability of Deepwater drilling equipment and hardware. The Company's MSV has the capacity to undertake certain well completion activities, thereby reducing cost to the operator and freeing-up more expensive drilling rig time for drilling operations. Cal Dive has negotiated formal alliance agreements with a number of specialized contractors to provide a full range of services necessary to Deepwater construction projects. These strategic alliances include the recent Coflexip transaction and agreements with Schlumberger, Shell Offshore, Inc., Reading & Bates Development Co., Fugro-McClelland Marine GeoSciences, Inc., Sonat, Inc. and Quality Tubing, Inc. 5Cal Dive is also a preferred installation contractor to Total Offshore Productions Systems ("TOPS"), a company formed by Reading & Bates Development Co. and Intec Engineering, Inc. to conduct Deepwater full field development projects. The objective of Cal Dive's strategy is to increase the proportion of Deepwater field development expenditures captured by Cal Dive while reducing overall costs and project duration for the operator.

  CAPITALIZE ON SYNERGIES WITH COFLEXIP

     Cal Dive entered into a strategic alliance with Coflexip to strengthen its position in the Deepwater Gulf and to respond to the trend toward full field development services. Management believes that Coflexip and Cal Dive together offer complementary products and services which significantly expand Cal Dive's ability to provide full field development and life of field services. Coflexip is a world leader in the design and manufacture of offshore flexible pipe and umbilicals and is one of the leading subsea construction contractors. Headquartered in Paris, France, Coflexip employs approximately 3,500 employees spread over five continents. In 1996, Coflexip had sales of $945 million and total assets of $1.1 billion at the end of the year.

  OFFER FULL FIELD DEVELOPMENT SERVICES

     Management believes the significant number of new leases, the number of Deepwater leases due to expire by 2000 and shortages of well completion equipment, drilling rigs and production infrastructure will create a demand for fast track, full field development solutions. Cal Dive's recent acquisitions of assets and its personnel and technical expertise, combined with strategic alliances, put the Company in a strong competitive position to respond to this market need. In addition, the Company intends to apply the technologies and capabilities developed for Deepwater to "midwater" Gulf (500 to 1,000 feet) as a cost effective alternative to fixed platforms.

  EXPAND THE COMPANY'S NATURAL GAS AND OIL PRODUCTION

     Management believes Cal Dive's reputation in the industry and its size and experience in salvage and remediation work make the Company a preferred buyer of mature natural gas and oil properties. Specifically, customers can sell an offshore property at a reasonable price with the assurance that the offshore property will be decommissioned and abandoned in accordance with regulatory requirements. The Company intends to exploit its recent experience contracting and managing heavy lift salvage to expand the number of mature offshore properties for which the Company will bid. In addition, the Company will continue, on a selective basis, to acquire non-operated working interests in fields where there is the potential of Cal Dive being awarded decommissioning or development work. These fields expand the universe of potential ERT property acquisitions.

THE INDUSTRY

  BACKGROUND

     The subsea services industry in the Gulf of Mexico originated in the early 1960s to assist natural gas and oil companies with their offshore operations. The industry has grown significantly since the early 1970s as these companies have increasingly relied upon offshore fields for production. Subsea services are required throughout the economic life of an offshore field and include at various phases the following services, among others:

      o EXPLORATION. Pre-installation survey; rig positioning and installation assistance; drilling inspection; subsea equipment maintenance; search and recovery operations.

      o DEVELOPMENT. Installation of production platforms; installation of subsea production systems; pipelay support including connecting pipelines to risers and subsea assemblies; pipeline stabilization, testing and inspection; cable and umbilical lay and connection.

      o PRODUCTION. Inspection, maintenance and repair of production structures, risers and pipelines and subsea equipment.

      o DECOMMISSIONING. Decommissioning and remediation services; plugging and abandonment services; platform salvage and removal; pipeline abandonment; site inspections.

     The industry has grown principally due to the economic benefits of new and advanced technologies and custom designed equipment and recently has focused more on Deepwater projects and the integrated "full field development" service concept described below.

  FULL FIELD DEVELOPMENT

     The Company and its alliance partners can offer oil and gas companies a range of services from subcontracting to complete field development solutions. In offering field development services, Cal Dive and its partners intend to provide a full range of subsea systems and services, from procurement and installation of flowlines, wellheads, control systems, umbilicals and manifolds to installation and commissioning of the complete production system.

     Many oil and gas companies prefer to contract with a consortium capable of undertaking major portions or all of an entire field development project. Contracting for engineering, procurement, installation and commissioning ("EPIC") services can relieve a customer of substantially all of the burdens of management of field development and thereby avoid many of the risks inherent in traditional contracting strategies. Field development partnerships can also allow oil and gas companies to increase outsourcing of development work. EPIC contracting for field development projects requires that contractors offer a full range of services to customers. The Company's strategic alliances provide Cal Dive with the necessary capabilities to pursue field development contracts.

  OPERATIONS AND EQUIPMENT

     SUBSEA CONSTRUCTION VESSELS. Subsea services are typically performed with the use of specialized subsea construction vessels which provide an above water platform that functions as an operational base for divers in water depths up to 1,000 feet and ROVs at all water depths. Distinguishing characteristics of subsea construction vessels include DP systems, SAT diving capabilities, deck space, deck load, craneage and moonpool launching. Deck space, deck load and craneage are important features of the vessel's ability to transport and fabricate hardware, supplies and equipment necessary to complete subsea projects. Vessels with greater deck space and load capacities have the flexibility to service more complex projects in deeper water. A moonpool is a structure built into the center of the vessel, which enables safe and efficient launching of ROVs and SAT diving systems in harsh weather conditions. These characteristics will generally dictate the types of jobs undertaken and the conditions and water depths in which the vessel is capable of working.

     DYNAMIC POSITIONING. DP systems allow a vessel to maintain position without the use of anchors, and therefore enhance productivity in extreme weather conditions and are preferred for Deepwater applications. Computer controlled thrusters mounted on the vessel's hull ensure the proper counteraction to wind, current and wave forces to maintain position. Since no anchors are required, risks associated with objects snagging on pipelines or other underwater structures are minimized. The capabilities provided by the Company's DP vessels have allowed Cal Dive to penetrate new markets and provide additional services to the Deepwater market such as flexible pipelay, well servicing, coring and general field support.

     REMOTELY OPERATED VEHICLES. ROVs are robotic vehicles used to complement, support and increase the efficiency of diving and subsea operations and at depths for tasks where the use of divers is uncompetitive or impossible. One of the ROVs acquired from Coflexip will be permanently installed on the UNCLE JOHN. The second ROV will be a mobile system working on the other Cal Dive vessels. The Company believes that purchasing ROVs will enable it to better control the quality and cost of its services, replacing the need to rely upon third party equipment and personnel for critical path operations.

     SATURATION DIVING. Subsea operations are conducted by manned or unmanned intervention. SAT diving, required at water depths greater than 300 feet, involves divers working from special chambers for extended periods at a pressure equivalent to the depth of the work site. The divers are transferred from the surface to the work site by a diving bell. After completion of the work, the bell is lifted back to the DSV and the divers return to the chamber to be replaced by a new group of divers who are lowered to the job site to continue the work. SAT diving systems allow for continuous operations to be conducted 24 hours a day. The primary advantage of SAT diving is that divers can remain under pressure and make repeated dives for extended periods before beginning decompression. Overall productivity and safety is therefore enhanced due to fewer decompressions, diver continuity and a lower likelihood of delays caused by adverse weather conditions.

     SURFACE DIVING. Surface diving is the primary diving technique performed in water depths less than 300 feet. Divers are linked to the surface by a diving umbilical containing compressed air lines and communications equipment. The diver enters the water directly and descends to the work site, accomplishes the prescribed tasks and begins to decompress in the water during a gradual ascent to the surface. The length of time a diver is able to remain at the work site depends upon, and is limited by, the water depth.

     The following table summarizes the equipment and techniques primarily used in providing subsea services by water depth:

               EQUIPMENT/                     WATER DEPTH
             TECHNIQUE USED                    (IN FEET)
----------------------------------------   -----------------
Surface Diving..........................       0 to 300
SAT Diving..............................     300 to 1,000
ROVs....................................      All depths
DSVs....................................      0 to 1,000
DP Vessels..............................   Greater than 300

MARINE VESSELS AND EQUIPMENT

     The Company owns a fleet of nine vessels. The size of the Company's fleet and its capabilities have increased in recent years with the addition of the WITCH QUEEN, the BALMORAL SEA and the UNCLE JOHN.

     Management believes that the Gulf of Mexico market increasingly will require specially designed or equipped vessels to deliver the necessary subsea construction services, especially in the Deepwater. Five of the Company's vessels have been modified to provide saturation diving services. Three of these vessels were specifically upgraded to respond to the emerging Deepwater market.

     The table set forth below provides information regarding the strategic features of the Company's vessels.

                                                                                                    MOONPOOL
                                          DATE                CLEAR DECK                             LAUNCH/
                                        PLACED IN    LENGTH     SPACE      DECK LOAD    ACCOM-     SATURATION
               VESSEL                    SERVICE     (FEET)   (SQ. FEET)    (TONS)     MODATIONS     DIVING        CRANE
-------------------------------------  -----------   ------   ----------   ---------   ---------   -----------  ------------
DP MSV:
Uncle John...........................      11/96       254       25,000        500         102          3        2x 100-ton
DP DSVS:
Balmoral Sea(2)......................       9/94       259        3,440        250          60          3          30-ton
Witch Queen..........................      11/95       279        5,000        500          60          3          50-ton
DSVS:
Cal Diver I..........................       7/84       196        2,400        220          42          3          20-ton
Cal Diver II.........................       7/85       166        1,920        200          36          3         A-Frame
Cal Diver III........................       8/87       115        1,320        105          18
Cal Diver IV.........................      10/90       100        1,035         46          16
Cal Diver V..........................       9/91       166        2,324        490          35                    A-Frame
DERRICK BARGE:
Cal Dive Barge I.....................       8/90       150           NA        200          26                    200-ton

                                        CLASSIFI-
               VESSEL                   CATION(1)
-------------------------------------  ------------
DP MSV:
Uncle John...........................      DNV
DP DSVS:
Balmoral Sea(2)......................      DNV
Witch Queen..........................      DNV
DSVS:
Cal Diver I..........................      ABS
Cal Diver II.........................      ABS
Cal Diver III........................      ABS
Cal Diver IV.........................      ABS
Cal Diver V..........................      ABS
DERRICK BARGE:
Cal Dive Barge I.....................      ABS
------------
(1) The Company's DSVs also meet standards for seaworthiness and safety set by the USCG.

(2) This vessel has been operated by the Company under charters from September 1994 to February 1995 and from April 1996 to August 8, 1996, at which time it was acquired by the Company.

     Under government regulations and the Company's insurance policies, the Company is required to maintain its vessels in accordance with standards of seaworthiness and safety set by government regulations and classification organizations. The Company maintains its fleet to the standards for seaworthiness, safety and health set by both the American Bureau of Shipping ("ABS"), Det Norske Veritas ("DNV") and the USCG. The ABS is one of several classification societies used by ship owners to certify that their vessels meet certain structural, mechanical and safety equipment standards, including Lloyd's Register, Bureau Veritas and DNV among others.

     The Company incurs routine drydock inspection, maintenance and repair costs under USCG Regulations and to maintain ABS or DNV classification for its vessels. In addition to complying with these requirements, the Company has its own vessel maintenance program which management believes permits Cal Dive to continue to provide its customers with well maintained, reliable vessels. In 1995 and 1996, the Company incurred approximately $2.4 million and $3.7 million, respectively, in drydocking, marine inspection and general repair and maintenance costs. See "-- Government Regulation."

     In the normal course of its operations, the Company also charters other vessels on a short-term basis, such as tugboats, cargo barges, utility boats and dive support vessels. All of the Company's vessels are subject to ship mortgages. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

COFLEXIP STRATEGIC ALLIANCE

  BACKGROUND

     As part of the Company's strategy to strengthen its position in the Gulf of Mexico Deepwater and to respond to the growing trend towards integrated contracting of packages of field development services, in April 1997 Cal Dive entered into a strategic alliance with Coflexip. Coflexip is the worldwide leader in the design and manufacture of flexible pipe and umbilicals and is a leading integrated subsea contractor to the offshore oil and gas industry. Deepwater field developments have shifted toward greater use of subsea and floating production systems and away from conventional fixed production platform development systems. As a result, the services and products offered by Companies such as Cal Dive and Coflexip increasingly are required.

     The alliance consisted of Coflexip acquiring approximately 32% of the Common Stock of the Company, pursuant to a purchase agreement dated as of April 11, 1997 (the "Purchase Agreement") and entering into the Business Cooperation Agreement. See "Certain Relationships and Related Transactions." In connection with the closing under the Purchase Agreement, Coflexip and the Company entered into certain related agreements, including two-year employment agreements with the Company's nine senior executives, a registration rights agreement, shareholders agreement and amended the Company's Articles of Incorporation and By-Laws. See "Management" and "Description of Capital Stock."

  THE BUSINESS COOPERATION AGREEMENT

     As part of the transaction, the companies entered into the Business Cooperation Agreement which provides that the parties will form a new entity by June 30, 1997 to which certain assets will be contributed by both parties. The new entity will be governed by a Board of Directors consisting initially of two members (one from each company). Cal Dive and Coflexip will bid each project as a subcontractor to the venture for their respective services. In Cal Dive's case the services will include ROV operations, diving, coiled line pipe installation, umbilical and flexible flowline lay operations, riser installation, well servicing and the provision of DP and other vessels. In Coflexip's case, the services will include flexible flowline lay, product sales (umbilicals, flexible pipe and ROVs), EPIC project design and engineering, reeled and rigid pipelay and providing larger construction vessels. The joint venture will pursue Gulf of Mexico and Caribbean EPIC projects that require at least one Cal Dive service and one Coflexip service, where the aggregate contract value of the combined services involved in the project is at least $25 million, and any such other projects as the parties may agree as being within the intended scope of the joint venture.

  COMPLEMENTARY PRODUCTS AND SERVICES

     Management believes that Coflexip and Cal Dive offer highly complementary products and services and that the strategic alliance with Coflexip significantly expands Cal Dive's ability to provide full field development and life of field services. The table below illustrates some of the individual strengths, products and services offered by Coflexip and Cal Dive that combined permit them to offer a new approach for Deepwater Gulf Subsea contracting activities:

                                    CAL DIVE
      o   Significant Gulf market presence
      o   Deepwater position in the Gulf
      o   DP vessels
      o   Spot market turnkey expertise
      o   Flexible pipe installation
      o   ROV operation and marketing
      o   Engineering utilization and marketing
      o   Well servicing capability: alliance with Schlumberger in the Gulf

                                    COFLEXIP
     o    Worldwide presence
     o    Deepwater expertise and credibility
     o    Large DP construction vessels
     o    Large project EPIC contractor
     o    Umbilical and flexible pipe manufacturer
     o    ROV manufacturer
     o    Significant subsea engineering group
     o    Well servicing capability: alliance with Schlumberger in the UK

  INFORMATION ON COFLEXIP

     Coflexip is a world leader in the design and manufacture of flexible pipe and umbilicals, and one of the leading subsea contractors to the offshore oil and gas industry, providing integrated subsea services on large subsea projects throughout the world. Coflexip was established in 1971 to manufacture and market flexible pipe designed by the Institute Francais du Petrole (the "IFP"), a French research and development organization that holds a controlling interest in one of Coflexip's principal shareholders. In December 1994, Coflexip acquired Stena Offshore N.V., a contractor providing subsea services to the oil and gas industry, from Stena International B.V. ("Stena International"), and Stena International became a significant shareholder of Coflexip.

     Coflexip targets the subsea production systems segment of the subsea oilfield services industry involving the installation of a wellhead on the seabed rather than on a platform. Subsea productions systems generally require flowlines that are less than 12 inches in internal diameter and less than 20 kilometers in length. This segment corresponds with the Company's technological capabilities and represents its key market.

     Coflexip designs and manufactures offshore flexible pipe, a number of products that apply similar technology including umbilicals, and ROVs. Coflexip also performs project management and engineering services in connection with large subsea contracts, installs rigid and flexible pipes, umbilicals and provides a number of related services such as lifting, diving and testing. Its fleet of vessels and equipment is one of the largest and most advanced technologically in the industry.

     Coflexip has manufacturing and assembly facilities in five countries and markets its integrated services worldwide. Its principal markets are the North Sea, (UK and Norwegian sectors), offshore Brazil, the Asia-Pacific region and other markets including North America and North and West Africa. Coflexip employs approximately 3,500 employees in five continents and has subsidiaries in France, the United Kingdom, Brazil, Norway, the United States, Australia and India.

STRATEGIC ALLIANCES

     Cal Dive has entered into a number of strategic alliances in order to enhance its ability to offer a full range of subsea services including those described below.

            ALLIANCE                      TYPE OF AGREEMENT                  SCOPE OF PROJECT
--------------------------------   ----------------------------     ----------------------------------
TOPS                                Preferred Provider Agreement     Deepwater projects in the Gulf
Reading & Bates                     Alliance Agreement               MSV technology and feasibility
  Development Co.                                                      study of a new build MSV
Schlumberger                        Alliance Agreement               Well servicing and testing
                                                                       utilizing DP vessels
Fugro-McClelland Marine             Performance Contract             Geoscience services and coring
  Geoscience, Inc.                                                     work
Quality Tubing, Inc.                Preferred Provider Agreement     Installation of coiled line pipe
Shell Offshore, Inc.                Performance Contracts            Subsea well intervention and
                                                                       research and development of
                                                                       J-lay procedures
Sonat, Inc.                         Preferred Provider Agreement     Traditional marine services

DEEPWATER TECHNICAL SERVICES GROUP

     The Deepwater Technical Services Group was formed in early 1996 to serve the emerging Deepwater market. It is intended to be a focal point to assemble and deliver the varied technological disciplines required for Deepwater projects. The limited availability of Deepwater rigs makes well completions, subsea installations and infield connection services take on a more critical role. Cal Dive acted to fill a market void by assembling a fleet of proven, dynamically positioned vessels -- a key asset common to the application of Deepwater technologies. The Company's alliances are managed through this group. Services covered by Cal Dive's Deepwater Technical Services Group include geotechnical investigation, turnkey field development, umbilical, controls and flexible pipe installations, well servicing, P&A, subsea tree installation, manifold systems, J-lay infield flowlines, ROV flexible and hard jumper installation by ROVs, subsea piling, pipeline repair systems, catenary and platform risers, and J-tubes.

NATURAL GAS AND OIL OPERATIONS

     ERT was formed in 1992 in response to a market opportunity to provide a more efficient solution to offshore abandonment liability and Cal Dive's desire to expand its off-season salvage and decommissioning activity. Within ERT, the Company has assembled experienced personnel with proven track records in geology, reservoir and production engineering as well as offshore facilities management. Cal Dive generates numerous opportunities to acquire mature properties through its established contacts in the industry together with the market's awareness of the Company's comprehensive abandonment management capability. The Company's property analysis utilizes both the expertise of its executives and Cal Dive's years of experience in performing turnkey contracts for decommissioning work. Production is generally sold at prevailing spot market prices in the Gulf of Mexico. In 1994, 1995 and 1996, revenue from natural gas and oil production accounted for 6.1%, 12.7% and 16.1%, respectively, of the Company's total revenues.

     The Company's natural gas and oil business has also been successful because of regulatory requirements imposed by the MMS which supervises abandonment of offshore natural gas and oil fields in federal waters. Property owners are required to bond and/or fund the MMS' estimate of the abandonment liability. The Company believes its financial ability to meet the MMS' requirements and its ownership of the required equipment provides it with a competitive advantage over smaller competitors.

     To maximize the economic value of its properties, Cal Dive uses its operating expertise to reduce operating costs, maximize production from the properties and minimize the costs of decommissioning and abandonment. This technical expertise would enable Cal Dive to take an equity (reserve) position in conjunction with turnkey field development projects. The Company has acquired interests in 15 mature producing properties in the last five years, ten of which are currently in production and one of which has been plugged and abandoned. Based on the Miller & Lents report, the remaining average useful life of the current properties is approximately 5.6 years based on 1996 production.

     The table below sets forth information, as of December 31, 1996, with respect to the Company's estimated net proved reserves and the present value of estimated future net cash flows at such date, as estimated by Miller & Lents. Also see "Risk Factors -- Uncertainty of Estimates of Natural Gas and Oil Reserves."

                                           TOTAL PROVED
                                           ------------
                                           (DOLLARS IN
                                            THOUSANDS)
Estimated Proved Reserves:
     Natural Gas (MMcf).................       24,596
                                           ------------
     Oil and Condensate (Mbbls).........          124
                                           ------------
Future net cash flows before income
  taxes.................................     $ 58,781
                                           ------------
Present value of future net cash flows
  before income taxes...................     $ 48,703
                                           ------------
Standardized measure of discounted
  future net cash flows(1)..............     $ 33,805
                                           ------------
------------
(1) The standardized measure of discounted future net cash flows attributable to the Company's reserves was prepared using constant prices as of the calculation date, discounted at 10% per annum.

     As of December 31, 1996, the Company owned an interest in 48 gross (37.1 net) natural gas wells and one gross (0.5 net) oil well located in federal offshore waters in the Gulf of Mexico. The Company is responsible for the payment of abandonment costs on the natural gas and oil properties pro rata to its working interest. The Company accrues its estimated share of the future abandonment liabilities on the date the applicable property was purchased. As of December 31,

1996, the recorded abandonment liability was approximately $6.0 million. Estimates of abandonment costs and their timing may change due to many factors including production results, inflation rates, and changes in environmental laws and regulations.

CUSTOMERS

     The Company's customers are primarily major and independent oil and gas exploration, transportation and marine construction companies operating in the Gulf of Mexico. The level of construction services required by any particular customer depends on the size of that customer's capital expenditure budget devoted to construction plans in a particular year. Consequently, customers that account for a significant portion of contract revenues in one fiscal year may represent an immaterial portion of contract revenues in subsequent fiscal years. The Company estimates that in 1996 it provided subsea services to approximately 100 customers. For the years ended December 31, 1995 and 1996, approximately 21% and 24%, respectively, of the Company's total revenues were attributable to J. Ray McDermott, S.A. The Company's projects are typically of short duration and are generally awarded shortly before remobilization. Accordingly, backlog is not a meaningful indicator of future activities.

MARKETING

     Contracts for work in the Gulf of Mexico are typically awarded on a competitive bid basis with customers usually requesting bids on projects several months prior to commencement. The Company maintains a focused marketing effort through a 12-person direct sales force operating from Houston, Texas together with sales offices in Lafayette and New Orleans, Louisiana. Most contracts are awarded on a turnkey basis, but the Company also performs work on a cost-plus or day rate basis, or on a combination of such bases.

     The Company sells substantially all of its natural gas under short-term contracts (maximum of one year in duration) at pricing based on spot market indexes. Cal Dive has not engaged in hedging transactions.

COMPETITION

     The subsea services industry is highly competitive. Competition for subsea construction work in the Gulf of Mexico has historically been based on the location and type of equipment available, ability to deploy such equipment, the safety and quality of service in recent years and price. While price has been an important factor in obtaining contracts, the ability to acquire specialized vessels, to attract and retain skilled personnel, and to demonstrate a good safety record have also been important competitive factors. The Company's competitors for shallow water projects include American Oilfield Divers, Inc. Subsea International, Global Industries Ltd., Oceaneering International, Inc. as well as a number of smaller companies, some of which only operate a single vessel, that often compete solely on price. For Deepwater projects, Cal Dive's principal U.S. based competitors include Oceaneering International, Inc., Global Industries, Ltd., Subsea International, and J. Ray McDermott, S.A. Other large foreign based subsea contractors, including Stolt Comex Seaway, S.A. have announced their intention to perform services in the Gulf. The Company generally has fewer competitors in Deepwater projects given the more sophisticated vessels and technology required. The Company believes that its ability to provide a full range of services and advanced vessels will generally result in less price competition, higher margins and will enable it to compete effectively, particularly in water depths greater than 300 feet.

     The Company also encounters significant competition for the acquisition of producing natural gas and oil properties. Many of the Company's competitors are well-established companies with substantially larger operating staffs and greater capital resources than the Company which, in many instances, have been engaged in the energy business for a much longer time than the Company. The Company's ability to acquire additional properties will depend upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

TRAINING AND QUALITY ASSURANCE

     The Company maintains a stringent safety and quality assurance program. In 1994, the Company devised and instituted a comprehensive revision to its safety program which emphasizes team building by assembling a core group of personnel specifically for each vessel to promote offshore efficiency and safety. Assembling core groups of personnel specifically assigned to each vessel has also reduced recorded incidents. As a result, management believes that the Company's safety programs are among the best in the industry.

FACILITIES

     Cal Dive is headquartered at 13430 Northwest Freeway in Houston, Texas. The Company's subsea and marine services operations are based in Morgan City, Louisiana. All of Cal Dive's facilities are leased.

                        PROPERTY AND FACILITIES SUMMARY

                                    FUNCTION                       SIZE
                                    --------                       ----
Houston, Texas               Corporate Headquarters          23,700 square feet
                             Project Engineering
                             Account Management
                             Sales Office
Morgan City, Louisiana       Operations/Docking              3.5 acres
                             Warehouse/Offices               10,000 square feet
                                                              4,500 square feet

     The Company expects shortly to move to a larger and more modern operating facility near its current facility in Morgan City. The new facility will provide many advantages when compared to the present location including, more room (28.5 acres), more office space (30,000 square feet), more bulkhead (over 1000 feet) for vessel repair and maintenance, new warehouses and mechanics buildings and more parking. This facility is important to enable Cal Dive to manage operations effectively as it continues to grow. The Company also has sales offices in Lafayette and New Orleans, Louisiana.

     The Company also expects to move to a new and more modern headquarters in Houston in July 1997. The facility will have over 30,000 square feet and parking to house administrative, project engineering, account management, sales and ERT personnel.

GOVERNMENT REGULATION

     Many aspects of the offshore marine construction industry are subject to extensive governmental regulation. The Company is subject to the jurisdiction of the USCG, the Environmental Protection Agency, MMS and the U.S. Customs Service, as well as private industry organizations such as the American Bureau of Shipping.

     The Company also supports and voluntarily complies with The Association of American Diving Contractor Standards. The USCG sets safety standards and is authorized to investigate vessel and during accidents and recommend improved safety standards, and the U.S. Customs Service is authorized to inspect vessels at will. As the Company expands its operations to foreign waters, it will also be subject to regulation by other governments.

     The Company is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to its operations. The Company believes that it has obtained or can obtain all permits, licenses and certificates necessary to the conduct of its business. The Company is subject to regulation by the Maritime Administration, USCG and U.S. Customs Services.

     In addition, the Company depends on the demand for its services from the oil and gas industry and, therefore, the Company's business is affected by laws and regulations, as well as changing taxes and policies relating to the oil and gas industry generally. In particular, the development and operation of natural gas and oil properties located on the Outer Continental Shelf ("OCS") of the United States is regulated primarily by the MMS.

     The MMS requires lessees of OCS properties to post bonds in connection with the plugging and abandonment of wells located offshore and the removal of all production facilities. Operators in the OCS waters of the Gulf of Mexico are currently required to post an area wide bond of $3 million or $500,000 per producing lease. The Company currently has bonded its offshore leases as required by the MMS. Under certain circumstances, the MMS has the authority to suspend or terminate operations on federal leases for failure to comply with applicable bonding requirements or other regulations applicable to plugging and abandonment. Any such suspensions or terminations of the Company's operations could have a material adverse effect on the Company's financial condition and results of operations.

     The Company acquires production rights to offshore mature oil and gas properties under federal oil and gas leases, which the MMS administers. These leases contain relatively standardized terms and require compliance with detailed MMS regulations and orders pursuant to the Outer Continental Shelf Lands Act ("OCSLA") (which are subject to change by the MMS). The MMS has promulgated regulations requiring offshore production facilities located on the OCS to meet stringent engineering and construction specifications, and proposed additional safety-related regulations concerning the design and operating procedures for OCS production platforms and pipelines. These latter regulations were withdrawn pending further discussions among interested federal agencies. The MMS also has issued regulations restricting the flaring or venting of natural gas, and has recently proposed to amend such regulations to prohibit the flaring of liquid hydrocarbons and oil without prior authorization. Similarly, the MMS has promulgated other regulations governing the plugging and abandonment of wells located offshore and the removal of all production facilities. Finally, under certain circumstances, the MMS may require any operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect the Company's financial condition and operations.

     The MMS has also issued a notice of proposed rulemaking in which it proposes to amend its regulations governing the calculation of royalties and the valuation of crude oil produced from federal leases. The proposed rule would modify the valuation procedures for both arm's length and non-arm's length crude oil transactions to decrease reliance on oil posted prices and assign a value to crude oil that better reflects market value, establish a new MMS form for collecting value differential data, and amend the valuation procedure for the sale of federal royalty oil. The Company cannot predict at this stage of the rulemaking proceeding how it might be affected by this amendment to the MMS' regulations.

     In April 1997, after two years of study, the MMS withdrew proposed changes to the way it values natural gas for royalty payments that would have established an alternative market-based method to calculate royalties on certain natural gas sold to affiliates or pursuant to non-arm's length sales contracts.

     Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 (the "NGPA"), and the regulations promulgated thereunder by the Federal Energy Regulatory Commission (the
"FERC"). In the past, the federal government has regulated the prices at which gas and oil could be sold. While sales by producers of natural gas, and all sales of crude oil, condensate, and natural gas liquids can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead sales in the natural gas industry began with the enactment of the NGPA. In 1989, the Natural Gas Wellhead Decontrol Act was enacted. This act amended the NGPA to remove both price and non-price controls from natural gas sold in "first sales" as of January 1, 1993.

     Commencing in April 1992, the FERC issued Order Nos. 636, 636-A, 636-B and 636-C (collectively, "Order No. 636"), which, among other things, require interstate pipelines to "restructure" to provide open-access transportation separate or "unbundled" from the pipelines' sales of gas. Order No. 636 further requires pipelines to provide open-access transportation on a basis that is equal for all gas supplies. Order No. 636 could subject the Company to more restrictive pipeline imbalance tolerances and greater penalties for violations of those tolerances. The Company does not believe, however, that it will be affected by Order No. 636 materially differently than other natural gas producers, gatherers and marketers with which it competes.

     In July 1996, the United States Court of Appeals for the District of Columbia Circuit largely upheld Order No. 636. Certain issues as well as individual pipeline restructuring proceedings are still subject to judicial review, and upon judicial review, the FERC's orders may be remanded or reversed in whole or part. Consequently, it is difficult to predict Order No. 636's ultimate effects.

     Additional proposals and proceedings that might affect the oil and gas industry are pending before various federal and state regulatory agencies and the courts. The Company cannot predict when or whether any such proposals may become effective. In the past, the natural gas industry has been heavily regulated. There is no assurance that the regulatory approach currently pursued by the FERC will continue indefinitely. Notwithstanding the foregoing, the Company does not anticipate that compliance with existing federal, state and local laws, rules, and regulations will have a material effect upon the capital expenditures, earnings, or competitive position of the Company.

ENVIRONMENTAL REGULATIONS

     The Company's operations are subject to a variety of federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Numerous governmental departments issue rules and regulations to implement and enforce such laws which are often difficult and costly to comply with and which carry substantial penalties for failure to comply. For example, state and federal agencies have issued rules and regulations pursuant to environmental laws that regulate environmental and safety matters, including restrictions on the types, quantities, and concentration of various substances that can be released into the environment in connection with production and abandonment activities and remedial measures to prevent pollution from current and former operations. Federal environmental laws include, without limitation, the Clean Water Act, the Resource Conservation and Recovery Act ("RCRA"), the Comprehensive
Environmental Response, Compensation and Liability Act ("CERCLA"), OCSLA and the Oil Pollution Act of 1990 ("OPA"). See "Risk Factors -- Government Regulation."

     The Clean Water Act imposes strict controls on the discharge of pollutants into the navigable waters of the U.S., and imposes potential liability for the costs of remediating releases of petroleum and other substances. The Clean Water Act provides for civil, criminal and administrative penalties for any unauthorized discharge of oil and other hazardous substances in reportable quantities and imposes substantial potential liability for the costs of removal, remediation and damages. Many states have laws which are analogous to the Clean Water Act and also require remediation of accidental releases of petroleum in reportable quantities in state waters. The Company's vessels routinely transport diesel fuel to offshore rigs and platforms, and also carry diesel fuel for their own use. The Company's supply boats transport bulk chemical materials used in drilling activities, and also transport liquid mud which contains oil and oil by-products. In addition, offshore facilities and vessels operated by the Company have facility and vessel response plans to deal with potential spills of oil or its derivatives.

     RCRA regulates the generation, transportation, storage and disposal of hazardous and non-hazardous wastes, and requires states to develop programs to ensure the safe disposal of wastes. The Company generates non-hazardous wastes and small quantities of hazardous wastes in connection with routine operations, and while certain of its onshore waste handling practices may require upgrading, management believes that the wastes it generates are generally handled in substantial compliance with RCRA and analogous state statutes.

     CERCLA contains provisions dealing with remediation of releases of hazardous substances into the environment and imposes liability without regard to fault or the legality of the original conduct, on certain classes of persons including owners and operators of contaminated sites where the release occurred and those companies who transport, dispose of or who arrange for disposal of hazardous substances released at the sites. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. In addition, companies that incur CERCLA liability frequently also confront third party claims because it is not uncommon for third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances. Although the Company handles hazardous substances in the ordinary course of business, the Company is not aware of any hazardous substance contamination for which it may be liable.

     OCSLA provides the federal government with broad discretion in regulating the release of offshore resources of natural gas and oil production as well as regulating safety and environmental protection applicable to lessees and permittees operating in the OCS. Specific design and operational standards may apply to OCS vessels, rigs, platforms, vehicles and structures. Violations of lease conditions or regulations issued pursuant to OCSLA can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations and cancellation of leases. Because the Company's operations rely on offshore oil and gas exploration and production, if the government were to exercise its authority under OCSLA to restrict the availability of offshore oil and gas leases, such an action could have a material adverse effect on the Company's financial condition and the results of operations. As of this date, the Company is not the subject of any civil or criminal enforcement actions under OCSLA.

     OPA imposes a variety of requirements on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in waters of the United States. A "responsible party" includes the owner or operator of a facility or vessel, or the lessee or permittee of the area in which an offshore facility is located. OPA assigns liability to each responsible party for oil spill removal costs and a variety of public and private damages from oil spills. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill is caused by gross negligence or willful misconduct, if the spill resulted from violation of a federal safety, construction, or operating regulation, or if a party fails to report a spill or to cooperate fully in the cleanup. Few defenses exist to the liability imposed under OPA for oil spills. The failure to comply with these requirements or inadequate cooperation in a spill event may subject a responsible party to civil or criminal enforcement actions. Management of the Company is currently unaware of any oil spills for which the Company has been designated as a responsible party under OPA and that will have a material adverse impact on the Company or its operations. OPA also imposes ongoing requirements on facility operators, such as the preparation of an oil spill contingency plan. The Company is in the process of updating such plans.

     OPA, as recently amended in 1996, requires the lessee or permittee of the offshore area in which an oil or natural gas facility is located and which has a "worst case" oil spill discharge potential of more than 1,000 barrels of oil to establish and maintain evidence of financial responsibility in amounts ranging from $10.0 million in specified state waters to $35.0 million in federal OCS waters to cover liabilities related to an oil spill for which such person is statutorily responsible. Higher amounts of financial responsibility, up to $150.0 million, will be required in certain limited circumstances where the MMS believes such a level is justified by the risks posed by the quantity or quality of oil that is handled by the facility. On March 25, 1997, the MMS proposed regulations to implement these financial responsibility requirements. Under the proposed regulations, the amount of financial responsibility required for a facility would depend on the worst case oil spill discharge volume calculated for the facility. For an offshore facility in OCS waters, worst case discharge volumes of up to 35,000 barrels will require a financial responsibility demonstration of $35.0 million, while worst case discharge volumes in excess of 35,000 barrels will require demonstrations ranging from $70.0 million to $150.0 million, depending on the worst case volume. Similarly, for an offshore facility in specified state waters, volumes of up to 10,000 barrels require a financial responsibility demonstration of $10.0 million, while worst case discharge volumes in excess of 10,000 barrels but not more than 35,000 barrels will require demonstrations of $35.0 million, and worst case discharge volumes in excess of 35,000 barrels will require demonstrations ranging from $70.0 million to $150.0 million, depending on the worst case volume. The Company cannot predict whether these financial responsibility requirements under the OPA amendment or proposed rule will result in the imposition of substantial additional annual costs to the Company in the future or otherwise materially adversely affect the Company, but the impact is not expected to be any more burdensome to the Company than it will be to other similar situated companies involved in oil and gas explorations and production in the Gulf of Mexico.

     OPA also requires owners and operators of vessels over 300 gross tons to provide the U.S. Coast Guard with evidence of financial responsibility to cover the cost of cleaning up oil spills from such vessels. The Company currently owns and operates five vessels over 300 gross tons. Satisfactory evidence of financial responsibility has been provided to the U.S. Coast Guard for all of the Company's vessels.

     While certain of its onshore waste handling practices may require upgrading, management believes the Company is in compliance in all material respects with all applicable environmental laws and regulations to which it is subject. The Company does not anticipate that compliance with existing environmental laws and regulations will have a material effect upon the capital expenditures, earnings or competitive position of the Company.

INSURANCE AND LITIGATION

     The Company's operations are subject to the inherent risks of offshore marine activity including accidents resulting in personal injury and the loss of life or property, environmental mishaps, mechanical failures and collisions. The Company insures against these risks at levels consistent with industry standards. The Company believes its insurance is adequate to protect it against, among other things, the cost of replacing the total or constructive total loss of its vessels. The Company also carries workers' compensation, maritime employer's liability, general liability and other insurance customary in its business. All insurance is carried at levels of coverage and deductibles that the Company considers financially prudent.

     The Company's services are provided in hazardous environments where accidents involving catastrophic damage or loss of life could result, and litigation arising from such an event may result in the Company being named a defendant in lawsuits asserting large claims. To date, the Company has been involved in no such catastrophic lawsuit. Although there can be no assurance that the amount of insurance carried by Cal Dive is sufficient to protect it fully in all events, management believes that its insurance protection is adequate for the Company's business operations. A successful liability claim for which the Company is underinsured or uninsured could have a material adverse effect on the Company.

     The Company is involved in various legal proceedings primarily involving claims for personal injury under the General Maritime Laws of the United States and the Jones Act as a result of alleged negligence. The Company believes that the outcome of all such proceedings, even if determined adversely, would not have a material adverse effect on its business or financial condition.

EMPLOYEES

     Cal Dive relies on the quality and skill of its workforce and has successfully hired, trained, and retained highly skilled managers and divers. As of March 31, 1997, the Company had 385 employees, 93 of which were salaried. None of the Company's employees belong to a union or are employed pursuant to any collective bargaining agreement or any similar arrangement. Management believes that the Company's relationship with its employees is excellent. Of the Company's employees, 19 persons own shares of the Company's Common Stock and 37 other employees hold options to acquire Common Stock under the Company's 1995 Long Term Incentive Plan.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table sets forth certain information as of the date of this Prospectus with respect to the executive officers, directors and certain other senior officers of the Company:

                    NAME           AGE         POSITION WITH THE COMPANY
---------------------------------  ---  ----------------------------------------
Gerald G. Reuhl..................  46   Chairman and Director
Owen Kratz.......................  44   President, Chief Executive Officer and
                                        Director
S. James Nelson..................  55   Executive Vice President, Chief
                                        Financial Officer
                                          and Director
Andrew C. Becher.................  51   Senior Vice President and General
                                        Counsel
Louis L. Tapscott................  58   Senior Vice President -- Business
                                        Development
Jon M. Buck......................  39   Vice President -- Sales
Randall W. Drewry................  50   Vice President -- Bids and Proposals
Kenneth Duell....................  46   Vice President -- Special Projects
Michael P. Middleton.............  40   Vice President -- Operations
Terrell W. (Jack) Reedy..........  55   Vice President -- Safety
Lyle K. Kuntz....................  45   President, ERT
Gordon F. Ahalt..................  68   Director
Thomas M. Ehret..................  45   Director
Jean-Bernard Fay.................  51   Director
Gerald M. Hage...................  49   Director
David H. Kennedy.................  47   Director
William E. Macaulay..............  51   Director
Kevin L. Peterson................  40   Director

  EXECUTIVE AND OTHER SENIOR OFFICERS

     GERALD G. REUHL has served as the Company's Chairman of the Board since 1990 and Chief Executive Officer from 1988 until April of 1997. From 1986 to 1988, Mr. Reuhl managed the Company's Domestic Diving Division, and from 1980 to 1986, he held a variety of management positions within both the domestic and international divisions of the Company. Mr. Reuhl joined the Company as a diver in 1975.

     OWEN KRATZ has served as the Company's Chief Executive Officer since April 1997, President since 1993 and Chief Operating Officer and director since 1990. He joined the Company in 1984 and has held various offshore positions, including SAT diving supervisor, and management responsibility for client relations, marketing and estimating. From 1982 to 1983, Mr. Kratz was the owner of an independent marine construction company operating in the Bay of Campeche. Prior to 1982, he was a supervisor for various international diving companies and a SAT diver in the North Sea.

     S. JAMES NELSON, JR., has served as Executive Vice President, Chief Financial Officer and a director of the Company since 1990. From 1985 to 1988, Mr. Nelson was the Senior Vice President and Chief Financial Officer of Diversified Energies, Inc., the former parent of Cal Dive, at which time he had corporate responsibility for the Company. From 1980 to 1985, Mr. Nelson served as Chief Financial Officer of Apache Corporation, an oil and gas exploration and production company. From 1966 to 1980, Mr. Nelson was employed with Arthur Andersen & Co., and from 1976 to 1980, he was a partner serving on the firm's worldwide oil and gas industry team. Mr. Nelson received his undergraduate degree from Holy Cross College (B.S.) in 1964 and a masters in business administration (M.B.A.) from Harvard University in 1966.

     ANDREW C. BECHER has served as Senior Vice President and General Counsel of the Company since January 1996. Mr. Becher served as outside general counsel for the Company from 1990 to 1996, while a partner with Robins, Kaplan, Miller & Ciresi. From 1987 to 1990, Mr. Becher served as Senior Vice President of Dain Bosworth, Inc., a Minneapolis-based investment banking firm. From 1976 to 1987, he was a partner specializing in mergers and acquisitions with the law firm of Briggs and Morgan. Mr. Becher received his undergraduate degree from Purdue University (B.S.) in 1968 and his law degree from the University of Illinois in 1971.

     LOUIS L. TAPSCOTT joined the Company as Senior Vice President of Business Development in August 1996. From 1992 to 1996, he was a Senior Vice President for Sonsub International, Inc., a company which operates a deepwater fleet of ROVs. From 1984 to 1988, he was a director and Chief Operating Officer of Oceaneering International, Inc. Mr. Tapscott has over thirty years of executive management and operational experience working with subsea contractors and subsea technology organizations in the United States and internationally.

     JON M. BUCK has served as the Company's Vice President of Sales since August 1996 and as Sales Coordinator since 1994. From 1987 to 1994, Mr. Buck served as one of the Company's Account Managers. Prior to 1987, he held various positions in the hyperbaric welding and sales groups of SubSea International, Inc.

     RANDALL W. DREWRY has served as the Company's Vice President of Bids and Proposals since 1992. He has held a number of management positions since joining the Company in 1980 and was responsible for custom designing the CAL DIVER I in 1984. Mr. Drewry has 24 years of experience in the industry as a diver, project manager, marine manager and sales coordinator and is a specialist in pipeline construction and saturation project specifications.

     KENNETH DUELL joined Cal Dive in November of 1994 and was appointed Vice President -- Special Projects in November 1996. From 1989 to 1994, he helped run a modular refining systems business development in Central Asia. From 1974 to 1988, he held various positions with Santa Fe International, including the ROV and diving division. Mr. Duell has over 22 years of worldwide experience in all aspects of the onshore and offshore construction and diving industry.

     MICHAEL P. MIDDLETON has served as the Company's Vice President of Operations since 1991. Since joining the Company in 1981, Mr. Middleton has held a number of offshore and management positions, including dive tender, diver, diving superintendent, diving personnel manager, marine operations manager and general manager.

     TERRELL W. (JACK) REEDY has been the Company's Vice President of Safety since 1991, becoming Vice President of Safety and Training in 1994. Prior to joining the Company in 1990, Mr. Reedy worked for McDermott International, Inc. as a diving supervisor and in offshore operations and the safety area. Prior thereto, he served in the United States Navy as a SAT diver, a diving medical technician and a member of the Experimental Diving Unit.

     LYLE K. KUNTZ has served as President of the Company's subsidiary, Energy Resource Technology, Inc., since its inception in 1992. Prior to forming ERT, Mr. Kuntz spent 17 years with ARCO Oil and Gas Co. in a broad range of senior engineering and management positions.

     GORDON F. AHALT has served on the Company's Board of Directors since July 1990 and has extensive experience in the oil and gas industry. Since 1982, Mr. Ahalt has been the President of GFA, Inc., a petroleum industry management and financial consulting firm. From 1979 to 1982, he served as Senior Vice President and Chief Financial Officer of Ashland Oil Company. Prior thereto, Mr. Ahalt spent a number of years in executive positions with Chase Manhattan Bank.

     WILLIAM E. MACAULAY has served on the Company's Board of Directors since January 1995. Since 1983, Mr. Macaulay has served as President and Chief Executive Officer of First Reserve Corporation, a corporate manager of private investments focusing on the energy and energy-related sectors. Mr. Macaulay serves as a director of Weatherford Enterra, Inc., an oilfield service company, Maverick Tube Corporation, a manufacturer of steel pipe and casing, Transmontaigne Oil Company, an oil products distribution and refining company, Hugoton Energy Corporation, an independent oil and gas exploration and product company and National-Oilwell Inc., a manufacturer and distributor of oil field equipment.

     DAVID H. KENNEDY has served on the Company's Board of Directors since January 1995 and has more than 20 years of experience in the oil and gas industry. Since 1981, Mr. Kennedy has served as Managing Director of First Reserve Corporation. From 1971 to 1981, he was with Price Waterhouse & Co. where his responsibilities included tax and audit services for major energy companies. Mr. Kennedy is a director of Maverick Tube Corporation, a manufacturer of steel pipe and casing and of Berkley Petroleum Corporation, Pursuit Resources Corporation and Burner Exploration Ltd., three Canadian exploration and production companies.

     GERALD M. HAGE has served on the Company's Board of Directors since January 1995. Since 1995, Mr. Hage has served as President and Chief Executive Officer of Phoenix Energy Services, Inc., and from 1993 to 1994, he was President and Chief Executive Officer of Total Energy Services, Inc., which was later merged into Enterra Corporation. From 1991 to 1993, Mr. Hage served as President and Chief Executive Officer of First Reserve Energy Services Co. From 1981 to 1991, he held a number of senior management positions with Baker Hughes, Incorporated. including President and Chief Executive Officer of Baker Oil Tools and President, Chief Executive Officer, Vice President of Manufacturing and Vice President of Operations for Baker Tubular Services.

     THOMAS M. EHRET has served on the Company's Board of Directors since April 1997. Mr. Ehret has been the Senior Executive Vice President of Coflexip since 1996 and Chief Operating Officer and director since 1995. From 1989 through 1994, Mr. Ehret served as Chief Executive Officer with Stena Offshore Group based in Aberdeen, Scotland.

     JEAN-BERNARD FAY has served on the Company's Board of Directors since April 1997. Mr. Fay has been Chief Financial Officer of Coflexip since 1997, and from 1990 to 1996 was Group Vice President -- Finance and Administration. From 1986 to 1990, he was a Managing Director with SCOR, a French reinsurance group.

     Kevin L. Peterson has served on the Company's Board of Directors since April 1997. Mr. Peterson has been the President and Chief Executive Officer of Coflexip Stena Offshore since January 1997. From 1990 to the present, Mr. Peterson has served as the President and Chief Executive Officer of Perry Tritech, Inc., a wholly-owned subsidiary of Coflexip.

     The Company's Bylaws provide for the Board of Directors to be divided into three classes of directors with each class to be as nearly equal in number of directors as possible, serving staggered three-year terms. The terms of the Class I directors, Owen Kratz, Gerald M. Hage and Thomas M. Ehret, will expire in 1998. The terms of the Class II directors, William E. Macaulay, Gerald G. Reuhl, Gordon F. Ahalt and Jean-Bernard Fay will expire in 1999. The terms of the Class III directors, David H. Kennedy, S. James Nelson and Kevin L. Peterson will expire in 2000. Each director serves until the end of his term or until his successor is elected and qualified. See "Description of Capital
Stock -- Certain Anti-Takeover Provisions."

COMMITTEES

     As authorized by the Company's By-Laws (and as provided in the Shareholders Agreement (defined below)) the Board has established the following four committees: (i) a five-member Executive Committee comprised of one First Reserve director, one Coflexip director, one independent director and two directors appointed by management (one of whom shall be the Chairman of the Board) which, when the Board is not in session, shall exercise such power and authority of the Board in the management of the business of the Company pursuant to the unanimous vote of such Committee as the Board may from time to time authorize, (ii) a four-member Audit Committee comprised of one First Reserve director, one Coflexip director and two independent directors, which shall consult with the independent public auditors of the Company in connection with such auditors' audit and review of the financial statements of the Company and shall consult with the Company's Chief Financial Officer and staff in connection with the preparation of the Company's financial statements, subject to such limitations as the Board may from time to time impose; (iii) a five-member Compensation Committee comprised of one First Reserve director, one Coflexip director, one director appointed by management and two independent directors, which shall administer awards under any Stock Option Plan and shall evaluate and make recommendations with respect to the compensation arrangements of executive officers of the Company, subject to such limitations as the Board may from time to time impose; and (iv) a three-member Nominating Committee comprised of one First Reserve director, one Coflexip director and one director appointed by management, which shall be responsible for searching for and selecting nominees to serve as independent directors from a list of acceptable potential nominees prepared by the First Reserve director and Coflexip director with the advice of the director appointed by management, from which list the director appointed by management shall select a nominee.

COMPENSATION OF DIRECTORS

     The Company has agreed to pay its independent directors each an annual retainer which totals $20,000. All directors are reimbursed for reasonable out-of-pocket expenses incurred to attend Board and committee meetings.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth the cash compensation paid or accrued for services rendered in all capacities to the Company in 1996, to the Chief Executive Officer and each of the other four most highly compensated executive officers of the Company (the "Named Executives").

                           SUMMARY COMPENSATION TABLE

                                                                                          LONG-TERM
                                                   1996 ANNUAL COMPENSATION              COMPENSATION
                                          -------------------------------------------       AWARDS
                                                                       OTHER ANNUAL      ------------
      NAME AND PRINCIPAL POSITION           SALARY        BONUS      COMPENSATION (1)      OPTIONS
----------------------------------------  -----------  -----------   ----------------    ------------
Lyle K. Kuntz...........................  $   102,920  $   408,586       $  3,750            --
  President, ERT
Gerald G. Reuhl.........................      146,000      146,000          3,650            --
  Chairman and Chief Executive Officer,
  Cal Dive
Owen Kratz (2)..........................      163,200      163,200          3,750            --
  President and Chief Operating Officer,
     Cal Dive
S. James Nelson.........................      128,300      128,300          3,208            --
  Executive Vice President and Chief
  Financial Officer, Cal Dive
Randall W. Drewry.......................      101,750       67,581          2,544            --
  Vice President -- Bids and Proposals,
  Cal Dive

------------
(1) Represents the Company's matching contribution to the Company's 401(k) Plan.
(2) Owen Kratz became Chief Executive Officer in April 1997.

     Except as indicated above, no stock options were granted to the Named Executives during 1996 or 1997 and none of these individuals exercised a stock option during 1996 or 1997.

     Each of the Company's three principal executive officers, Gerald G. Reuhl, Owen Kratz and S. James Nelson has entered into a two-year employment agreements with the Company. These agreements provide, among other things, that until the later of April 11, 2002 or the first or second anniversary date of termination of the executive's employment with the Company (depending on the event of termination), the executive shall not, directly or indirectly either for himself or any other individual or entity, participate in any business which engages or which proposes to engage in the business of providing diving services in the Gulf of Mexico or any other business actively engaged in by the Company on the date of termination of employment, so long as the Company continues to make payments to such executive, including his base salary and insurance benefits received by senior executives of the Company. In connection with the Coflexip transaction, the Company also entered into employment agreements with six of the Company's other senior officers substantially similar to the above agreements.

COMPENSATION PURSUANT TO PLANS

  BONUS PLAN

     Cal Dive has established three types of bonus compensation plans, each of which is based on the Company's performance. The first bonus plan applies to the three principal executive officers and is determined by the Compensation Committee. The second bonus plan applies to subsea operating and administrative personnel. This plan affords covered project management and sales personnel the ability to participate in a bonus pool division if gross profits exceeds specified targets and allows operating and administrative personnel to earn up to 50% of their base salaries. The third plan is applicable to the three principal employees of ERT and provides for a bonus of between 1% to 10% of net income before taxes of ERT up to a maximum total of 15% of such net income.

  PROFIT SHARING AND RETIREMENT PLAN

     The Company's Retirement Plan (the "Retirement Plan") is a 401(k) savings plan. The Retirement Plan permits each employee to become a participant in the savings plan feature on

January 1, April 1, July 1, or October 1 following the employee's completion of 90 consecutive days of employment.

     Under the Retirement Plan, each active participant may elect, subject to certain limitations required by law, to defer payment of from 1% to 15% of his or her compensation. Upon such an election, the Company contributes such deferred amounts to the Retirement Plan on behalf of such participant. Such contributions to the 401(k) savings plan are invested according to the instructions of the participant in investment funds designated by the plan administrator. Subject to reduction or elimination based on its financial performance and needs as described in the Plan, the Company's contributions are determined annually as 50% of each employee's contribution (up to a maximum of 5% of the employee's annual salary).

     Employee contributions to the 401(k) savings plan and earnings thereon are 100% vested at all times. Contributions by the Company to the profit sharing feature, and earnings thereon, vest based on the participant's years of service with the Company, vesting 20% after two years of service, increasing to 50% with three years of service, and becoming 100% vested following four years of service. All contributions vest, regardless of years of service, upon termination of employment by reason of death or disability, attainment of age 65 or the termination or discontinuance of the Retirement Plan. After termination of employment, an employee is entitled to receive a lump-sum distribution of his or her entire vested interest in the Retirement Plan.

  STOCK OPTION PLAN

     The Company's 1995 Long Term Incentive Plan, as amended (the "Stock Option Plan") is administered by the Board and provides for grants of incentive and nonqualified options as defined by the Internal Revenue Code of 1986, as amended, to employees as determined by the Compensation Committee. The Stock Option Plan provides that options for a maximum of 10% of the total shares of Common Stock issued and outstanding may be granted. No options may be granted under the Stock Option Plan after October 2005. Options granted to employees under the Stock Option Plan have a maximum term of five years and, subject to certain exceptions, are not transferable.

     The number and exercise price of options granted to employees will be determined by the Compensation Committee; provided, however, that (i) the exercise price of an incentive option may not be less than the fair market value of the shares subject to the option on the date of the grant, and (ii) the exercise price of a non-qualified option may not be less than 85% of the fair market value of the shares subject to the option on the date of the grant. The Stock Option Plan provides that, upon a change of control, the options immediately vest and become exercisable.

     To date, options to purchase approximately 911,500 shares of Common Stock at exercise prices ranging from $4.50 to $9.50 have been granted to 34 employees.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During the period from 1991 to 1994, the Company loaned $150,000 to each of
S. James Nelson and Owen Kratz. These loans bore an interest rate of 1.5% above the prime rate per annum and were repaid in full in July 1995. The Company believes the terms of the loans with Messrs. Nelson and Kratz were at least as favorable as could have been obtained from unaffiliated third parties.

     DESCRIBED BELOW ARE CERTAIN RELATED AGREEMENTS. THE FOLLOWING DESCRIPTIONS ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE COMPLETE TEXT OF THE RELEVANT AGREEMENTS, COPIES OF WHICH ARE FILED AS EXHIBITS TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART AND ARE INCORPORATED BY REFERENCE HEREIN.

PURCHASE AGREEMENT

     On April 11, 1997, the Company, the Selling Shareholders, Messrs. Reuhl, Kratz and Nelson and certain other shareholders of the Company entered into an agreement with Coflexip pursuant to which (i) the Company sold to Coflexip 528,541 shares of Common Stock and (ii) certain shareholders of the Company, including Messrs. Reuhl, Kratz and Nelson, sold to Coflexip 3,171,247 shares of Common Stock, all at a purchase price of $9.46 per share for an aggregate price of $35 million (the "Purchase Agreement"). For issuing Common Stock to
Coflexip, the Company received $5 million in consideration, consisting of two heavy work class construction ROVs. Among other terms of the Purchase Agreement, the Company was required to make a number of specific representations, warranties and covenants about its business, capital structure, assets and liabilities. Individual selling shareholders were required to make separate representations. The Company and Coflexip also agreed to indemnify each other against certain claims and liabilities arising in connection with the transaction for a minimum of three years for up to the amount of consideration transferred for shares, in the case of the Company, or for value assets transferred, in the case of Coflexip.

SHAREHOLDERS AGREEMENT

  COMPOSITION OF THE BOARD

     Pursuant to the Shareholders Agreement, the Board will consist of 11 members. The Company will include, as nominees for the Board, nine directors, three from Coflexip, three from First Reserve and three from the Company's senior management. In addition, the Board will nominate two additional directors by a majority vote of the entire Board, to serve in separate classes. The Shareholders Agreement provides that the Company will nominate and use its best efforts to take all necessary action to elect to the Board the individuals required to be nominated for election as directors.

  RIGHT OF FIRST OFFER

     The Shareholders Agreement provides that the Company will not enter into any agreement (i) to sell the Company (ii) to retain an advisor to sell the Company or (iii) to pursue any acquisition in excess of 50% of the Company's market capitalization (based on the 30-day average trading value of the Common Stock) without first notifying Coflexip in writing and providing Coflexip with the right to acquire the Company without first notifying Coflexip in writing and providing Coflexip (including its affiliates) the opportunity to consummate an acquisition on terms substantially equivalent to any proposal. If Coflexip does not notify the Company of its intent to pursue a transaction within 15 days of the notice (the "Notice Period"), the Board will have the right to pursue the transaction.

     If Coflexip elects to pursue an acquisition of the Company, the Company will take no further action with respect thereto for 120 days from the date of Coflexip's notice. If Coflexip does not pursue an acquisition of the Company, Coflexip has the right to acquire the Company's interest in the joint venture formed pursuant to the Business Cooperation Agreement by providing notice within the Notice Period. The purchase price for the joint venture shall be based on a valuation prepared by an independent appraiser appointed by the Board. Coflexip retains the foregoing rights to acquire the Company or the joint venture so long as it owns at least five percent of the Company's Common Stock.

  LIMITED PREEMPTIVE RIGHTS

     The Shareholders Agreement provides that, except under limited circumstances (including issuances of securities under stock option plans or in connection with acquisitions), the Company shall provide preemptive rights to acquire the Company's securities to each of Coflexip, First Reserve and the Executive Directors. In the event of any public offering (other than this Offering),

Coflexip and First Reserve shall have the opportunity to acquire their pro rata share unless the managing underwriters for such offering believe it would affect the marketability of such offering.

  LIMITATIONS ON TRANSFERS

     The Shareholders Agreement contains certain customary transfer restrictions that prohibit the parties from transferring any Common Stock, except for certain permitted transfers.

BUSINESS COOPERATION AGREEMENT

     In connection with the Purchase Agreement, the Company and Coflexip entered into a Business Cooperation Agreement pursuant to which, by June 30, 1997, the parties intend to form an entity to pursue opportunities with the offshore oil and gas industry in the Gulf and the Caribbean exceeding $25 million in value and meeting certain other criteria. For further information, see
"Business -- Coflexip Strategic Alliance."

REGISTRATION RIGHTS AGREEMENTS

     In January 1995, the Company entered into an agreement pursuant to which it sold an aggregate of 3,795,393 shares of Common Stock to the Selling Shareholders at a purchase price of $4.50 per share. In connection with the purchases of such shares of Common Stock, each of the Selling Shareholders entered into a registration rights agreement with the Company and Gerald G. Reuhl, Owen Kratz, S. James Nelson and the other shareholders of the Company providing for demand and "piggyback" registration rights with respect to such shares.

     In connection with the Purchase Agreement, the Company and Coflexip entered into a Registration Rights Agreement providing for demand and "piggyback" registration rights with respect to such shares.

                                       44
                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information as of April 30, 1997, with respect to the beneficial ownership of Common Stock by (i) each shareholder of the Company who owns more than 5% of the outstanding stock, (ii) each director of the Company, (iii) each of the Named Executives, (iv) all directors and executive officers as a group and (v) each Selling Shareholder.

                              SHARES BENEFICIALLY                 SHARES BENEFICIALLY
                                 OWNED PRIOR TO                       OWNED AFTER
                                  OFFERING(1)          SHARES        OFFERING(1)(2)
                             ----------------------     BEING    ----------------------
           NAME                 NUMBER      PERCENT    OFFERED      NUMBER      PERCENT
---------------------------  ------------   -------    -------   ------------   -------
Gerald G. Reuhl(3)(4)......     1,054,001      9.1%                 1,054,001
Owen Kratz(3)(4)...........     1,440,929     12.4                  1,440,929
S. James Nelson(3).........       367,393      3.2                    367,393
Lyle K. Kuntz..............       --          *                       --
Randall W. Drewry..........        65,773     *                        65,773
Gordon F. Ahalt(5).........        35,000     *                        35,000
First Reserve
Corporation(6).............     4,492,548     38.6
William E. Macaulay(7).....       --          *
Gerald M. Hage(8)..........        22,000     *                        22,000
Thomas M. Ehret............       --          *
Jean-Bernard Fay...........       --          *
Kevin L. Peterson..........       --          *
First Reserve Fund VI(9)...     2,156,421     18.5
First Reserve Fund V(9)....     1,527,472     13.1
First Reserve Fund
  V-2(9)...................       449,252      3.9
First Reserve Secured
  Energy Assets Fund(9)....       359,403      3.1
Coflexip(10)...............     3,699,788     31.8                  3,699,788
All directors and executive
  officers as a group (18
  persons)(11).............     7,477,644     67.2

------------
   * Less than 1%.

 (1) Unless otherwise indicated, the persons listed in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

 (2) The number of shares of Common Stock deemed outstanding after this Offering
     includes          million shares of Common Stock being offered for sale by
     the Company in this Offering.

 (3) The address of each executive officer is 13430 Northwest Freeway, Suite 350, Houston, Texas 77040.

 (4) Messrs. Reuhl and Kratz are parties to an option agreement pursuant to which Mr. Kratz can purchase up to 168,350 shares of Common Stock from Mr. Reuhl. If such option were exercised in full, Messrs. Reuhl and Kratz would
     own            and            shares of Common Stock, respectively, after
     the Offering.

 (5) Does not include 22,000 shares issuable upon exercise of options held by Mr. Ahalt.

 (6) The address of First Reserve Corporation is 475 Steamboat Rd., Greenwich, Connecticut 06830. The 4,492,548 shares indicated as beneficially owned by First Reserve Corporation are owned of record by First Reserve Fund VI Limited Partnership, First Reserve Fund V, Limited Partnership, First Reserve Fund V-2 Limited Partnership and First Reserve Energy Assets Fund, Limited Partnership, of which First Reserve Corporation is the sole general partner and as to which it possesses sole voting and investment power. Through their ownership of common stock of First Reserve Corporation, Messrs. Macaulay and John A. Hill may be deemed to share beneficial ownership of the shares shown as beneficially owned by First Reserve Corporation. Messrs. Macalulay and Hill disclaim beneficial ownership of such shares of Common Stock.

 (7) Does not include any shares of Common Stock beneficially owned by First Reserve Corporation.

 (8) Includes 22,000 shares issuable upon exercise of options held by Mr. Hage.

 (9) The address of First Reserve Fund VI, First Reserve Fund V, First Reserve Fund V-2 and First Reserve Secured Energy Assets Fund is c/o First Reserve Corporation, 475 Steamboat Road, Greenwich, Connecticut 06830.

(10) The address of Coflexip is 23 Avenue de Neuilly, 75116 Paris, France.

(11) Includes shares issuable upon exercise of options to directors and executive officers.

                          DESCRIPTION OF CAPITAL STOCK

     Cal Dive's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") provide for authorized capital stock of 60,000,000 shares of
Common Stock, no par value per share, of which              shares will be
outstanding upon completion of this Offering, and 5,000,000 shares of Preferred Stock, $.01 par value per share ("Preferred Stock"), of which no shares will be outstanding upon completion of this Offering. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Amended and Restated Articles of Incorporation and the Company's Amended and Restated Bylaws (the "Bylaws"), a copy of each of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

  COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share on all matters voted on by shareholders, and except as otherwise required by law or as provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock, the holders of shares of Common Stock exclusively possess all voting power.

     Subject to any preferential rights of any outstanding series of Preferred Stock created by the Board of Directors from time to time, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets of the Company available for distribution to such holders. The Common Stock is not convertible or redeemable and there are no sinking fund provisions therefor. Holders of the Common Stock are not entitled to any preemptive rights except under the Shareholders Agreement. See "Certain Relationships and Related Transactions."

  PREFERRED STOCK

     The Board of Directors of the Company, without any action by the shareholders of the Company, is authorized to issue up to 5,000,000 shares of Preferred Stock, in one or more series and to determine the voting rights, preferences as to dividends and in liquidation and the conversion and other rights of each such series. There are no shares of Preferred Stock outstanding. See "-- Certain Anti-Takeover Provisions" with regard to the effect that the issuance of Preferred Stock might have on attempts to take over the Company.

  REGISTRATION RIGHTS

     The Company has entered into a Registration Rights Agreement with certain of its current shareholders, including Gerald G. Reuhl, Owen Kratz, S. James Nelson and the Selling Shareholders, pursuant to which the holders are entitled to certain demand and "piggyback" rights with respect to the registration of such shares under the Securities Act. This Registration Rights Agreement provides that if the Company proposes to register any of its securities under the Securities Act, the holder is entitled to include shares of Common Stock owned by such holder in such offering provided, among other conditions, that the underwriters of any offering have the right to limit the number of such shares included in such registration. Such registration rights agreements further provide for registration upon the request of holders of at least 10% of the shares of Common Stock subject to the agreement. The Selling Shareholders, which collectively hold 4,492,548 shares of Common Stock, are exercising their respective registration rights with respect to a portion of the shares held by them in connection with this Offering. The other shareholders, with the exception of the Selling Shareholders, have waived their right to include shares of Common Stock owned by each of them in this Offering. The Company and Coflexip have entered into a Registration Rights Agreement substantially similar to the agreement described above.

CERTAIN ANTI-TAKEOVER PROVISIONS

     The Articles of Incorporation and Bylaws contain a number of provisions that could make the acquisition of the Company by means of a tender or exchange offer, a proxy contest or otherwise more difficult. The description of such provisions set forth below is intended to be only a summary and is qualified in its entirety by reference to the pertinent sections of the Articles of Incorporation and the Bylaws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

     CLASSIFIED BOARD OF DIRECTORS; REMOVAL OF DIRECTORS. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of the Board of Directors. At least two annual meetings of shareholders generally will be required to effect a change in a majority of the Board of Directors. Such a delay may help ensure that the Company's directors, if confronted by a shareholder attempting to force a proxy contest, a tender or exchange offer or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of the shareholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the Board of Directors would be beneficial to the Company and its shareholders and whether a majority of the Company's shareholders believes that such a change would be desirable.

     The Articles of Incorporation provide that directors of the Company may only be removed for cause by the affirmative vote of the holders of 68% of the voting power of all of the then outstanding shares of stock entitled to vote generally in the election of directors (the "Voting Stock").

     The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender or exchange offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. These provisions could thus increase the likelihood that incumbent directors will retain their positions. In addition, the classification provisions may discourage accumulations of large blocks of the Common Stock that are effected for purposes of changing the composition of the Board of Directors. Accordingly, shareholders could be deprived of certain opportunities to sell their shares of Common Stock at a higher market price than might otherwise be the case.

     PREFERRED STOCK. The Articles of Incorporation authorize the Board of Directors to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the terms and rights of such series, including (i) the designation of the series, (ii) the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the certificate of designation) increase or decrease (but not below the number of shares thereof then outstanding), (iii) whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series, (iv) the dates at which dividends, if any, will be payable, (v) the redemption rights and price or prices, if any, for shares of the series, (vi) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series, (vii) the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, (viii) whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible and all other terms and conditions upon which such conversion may be made, (ix) restrictions, if any, on the issuance of shares of the same series or of any other class or series, and (x) voting rights, if any, of the shareholders of such series, which may include the right of such shareholders to vote separately as a class on any matter.

     The Company believes that the ability of the Board of Directors to issue one or more series of Preferred Stock will provide the Company with flexibility in structuring possible future financing and acquisitions and in meeting other corporate needs which might arise. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by the Company's shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded.

     Although the Board of Directors has no intention at the present time of doing so, it could issue a series of Preferred Stock that, depending on the terms of such series, might impede the completion of a merger, tender offer or other takeover attempt. The Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its shareholders. The Board of Directors, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt through which an acquiror may be otherwise able to change the composition of the Board of Directors, including a tender or exchange offer or other transaction that some, or a majority, of the Company's shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then current market price of such stock.

     NO SHAREHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS. The Bylaws provide that shareholder action can be taken only at an annual or special meeting of shareholders and prohibit shareholder action by written consent in lieu of a meeting. The Bylaws provide that special meetings of shareholders can be called only upon a written request stating the purpose of such meeting delivered to the Chairman of the Board, the President or the Secretary, and signed by a member of the Board of Directors. Shareholders are not permitted to call a special meeting or to require that the Board call a special meeting. Moreover, the business permitted to be conducted at any special meeting of shareholders is limited to the business brought before the meeting pursuant to the notice of meeting given by the Company.

     The provisions of the Articles of Incorporation and the Bylaws prohibiting shareholder action by written consent may have the effect of delaying consideration of a shareholder proposal, including a shareholder proposal that a majority of shareholders believes to be in the best interest of the Company, until the next annual meeting unless a special meeting is called at the request of a majority of the Board of Directors or by resolution of the Board or the Executive Committee thereof. These provisions would also prevent the holders of a majority of the voting stock from unilaterally using the written consent procedure to take shareholder action. Moreover, a shareholder could not force shareholder consideration of a proposal over the opposition of the Board by calling a special meeting of shareholders prior to the time a majority of the Board believes such consideration to be appropriate.

     Amendment of Certain Provisions of the Articles of Incorporation and Bylaws. Under the MBCA, the shareholders have the right to adopt, amend or repeal the Bylaws and, with the approval of the Board of Directors, the Articles of Incorporation. The Articles of Incorporation provide that the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of Voting Stock, voting together as a single class, and in addition to any other vote required by the Articles of Incorporation or Bylaws, is required to amend provisions of the Articles of Incorporation or Bylaws relating to: (i) the prohibition of shareholder action without a meeting; (ii) the prohibition of shareholders calling a special meeting; (iii) the number, election and term of the Company's directors; or (iv) the removal of directors. The vote of the holders of a majority of the voting power of the then outstanding shares of Voting Stock is required to amend all other provisions of the Articles of Incorporation. The Bylaws further provide that the Bylaws may be amended by the Board of Directors or by the affirmative vote of the holders of at least a majority of the voting power of the then outstanding shares of Voting Stock, voting together as a single class. These super-majority voting requirements will have the effect of making more difficult any amendment by shareholders of the Bylaws or of any of the provisions of the Articles of Incorporation described above, even if a majority of the Company's shareholders believes that such amendment would be in their best interests.

     ANTI-TAKEOVER LEGISLATION. As a public corporation, the Company will be governed by the provisions of Section 302A.673 of the MBCA. This anti-takeover provision may eventually operate to deny shareholders the receipt of a premium on their Common Stock and may also have a depressive effect on the market price of the Company's Common Stock. Section 302A.673 prohibits a public corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions. An "interested shareholder" is a person who is the beneficial owner of 10% or more of the corporation's Voting Stock. Reference is made to the detailed terms of Section 302A.673 of the MBCA.

LIMITATION ON DIRECTORS' LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Articles of Incorporation and Bylaws each contain a provision that eliminates, to the extent currently allowed under the MBCA, the personal monetary liability of a director to the Company and its shareholders for breach of his fiduciary duty of care as a director. If a director were to breach the duty of care in performing his duties as a director, neither the Company nor its shareholders could recover monetary damages from the director, and the only course of action available to the Company's shareholders would be equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of the fiduciary duty of care. To the extent certain claims against directors are limited to equitable remedies, this provision of the Articles of Incorporation may reduce the likelihood of derivative litigation and may discourage shareholders or management from initiating litigation against directors for breach of their duty of care. Additionally, equitable remedies may not be effective in many situations. If a shareholder's only remedy is to enjoin the completion of the Board of Directors's action, this remedy would be ineffective if the shareholder does not become aware of a transaction or event until after it has been completed. In such a situation, such shareholder would have not effective remedy against the directors.

     All of the foregoing indemnification provisions include statements that such provisions are not to be deemed exclusive of any other right to indemnity to which a director or officer may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is

                         SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have shares of Common Stock outstanding. The shares sold in this Offering (plus any additional shares sold upon exercise of the Underwriters' over-allotment option) will be freely tradeable in the public market without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 promulgated under the Securities Act. The remaining outstanding shares of Common Stock (the "Restricted Shares"), are deemed to be "restricted securities" within the meaning of Rule 144 and may be publicly resold only if registered under the Securities Act or sold in accordance with an eligible exemption from registration, such as Rule 144. Of the Restricted Shares, approximately shares will be eligible for resale in the public market immediately, and shares will be eligible for resale commencing in July 1997, subject in each case to certain volume and other restrictions under Rule 144.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate of the Company, who beneficially owns "restricted securities" acquired from the Company or an affiliate of the Company at least one year prior to the sale is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common
Stock (          shares based on the number of shares outstanding immediately after completion of this Offering, assuming no exercise of the Underwriters' over-allotment option), and (ii) the average weekly reported trading volume of the Common Stock during the four calendar weeks immediately preceding the date on which notice of such sale is filed with the Commission, provided certain manner of sale and notice requirements and requirements as to the availability of current public information concerning the Company are satisfied (which requirements as to the availability of current public information are expected to be satisfied commencing 90 days after the date of this Prospectus). Under Rule

144(k), a person who has not been an affiliate of the Company for a period of three months preceding a sale of securities by him, and who beneficially owns such "restricted securities" acquired from the Company or an affiliate of the Company at least two years prior to such sale, would be entitled to sell shares without regard to volume limitations, manner of sale provisions, notification requirements or requirements as to the availability of current public information concerning the Company. Shares held by persons who are deemed to be affiliates of the Company, including any shares acquired by affiliates in this Offering, are subject to such volume limitations, manner of sale provisions, notification requirements and requirements as to availability of current public information concerning the Company, regardless of how long the shares have been owned or how they were acquired, and, in addition, the sale of any "restricted securities" beneficially owned by affiliates is subject to the one-year holding period requirement. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly through the use of one or more intermediaries controls, or is controlled by, or is under common control with, such issuer.

     The Company, its executive officers and directors, the Selling Shareholders, certain other shareholders of the Company and Coflexip have agreed that, for a period of 180 days after the date of this Prospectus, they will not, directly or indirectly, offer, sell, contract to sell, grant any option to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock (or securities convertible into or exchangeable for, or any rights to purchase or acquire, Common Stock, other than options under the Stock Option Plan and upon exercise of options granted under the Stock Option Plan) without prior written consent of the Representatives of the Underwriters.

     In connection with the purchase of Common Stock by First Reserve in January 1995 and the purchase of Common Stock by Coflexip in April 1997, the Company entered into Registration Rights Agreements which include certain demand and "piggyback" registration rights, on customary terms and conditions, to the Company's existing shareholders who currently hold an aggregate of shares of Common Stock. Such registration rights are subject to certain notice requirements, timing restrictions and volume limitations. See "Certain Relationships and Related Transactions" and "Description of Capital
Stock -- Registration Rights."

     The Company has granted options to purchase an aggregate of 911,500 shares of Common Stock under the Stock Option Plan. See "Management -- Compensation Pursuant to Plans." The Company intends to register under the Securities Act the shares issuable upon exercise of options granted under the Stock Option Plan and, upon such registration, such shares will be eligible for resale in the public market, except that any such shares issued to affiliates are subject to the volume limitations and other restrictions of Rule 144.

     Prior to this Offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that the sale of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market could adversely affect prevailing market prices and the ability of the Company to raise equity capital in the future. See "Underwriting."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters named below, and each of the Underwriters for whom Schroder Wertheim & Co. Incorporated, Raymond James & Associates, Inc. and Simmons & Company International are acting as Representatives (the "Representatives")
has severally agreed to purchase from the Company and the Selling Shareholders
an aggregate of           shares of Common Stock at the price to public less the
underwriting discounts set forth on the cover page of this Prospectus, in the amounts set forth below opposite their respective names.

                                                  NUMBER OF
                                                  SHARES TO
              UNDERWRITERS                       BE PURCHASED
----------------------------------------         ------------
Schroder Wertheim & Co. Incorporated....
Raymond James & Associates, Inc.........
Simmons & Company International.........

                                                 ------------
     Total..............................
                                                 ============

     The Underwriting Agreement provides that the Underwriters' obligation to pay for and accept delivery of the shares of Common Stock offered hereby is subject to certain conditions precedent and that the Underwriters will be obligated to purchase all such shares, excluding shares covered by the over-allotment option, if any are purchased. The Underwriters have informed the Company that no sales of Common Stock will be confirmed to discretionary accounts.

     The Company has been advised by the Underwriters that they propose initially to offer the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such
price, less a concession not in excess of $        per share. The Underwriters
may allow and such dealers may reallow a concession not in excess of $       per
share to certain other brokers and dealers. After the Offering, the public offering price, the concession and reallowances to dealers and other selling terms may be changed by the Underwriters.

     The Company and the Selling Shareholders have granted to the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase
up to an aggregate of              additional shares of Common Stock to cover
over-allotments, if any, at the same price per share to be paid by the Underwriters for the other shares of Common Stock offered hereby. If the Underwriters purchase any such additional shares pursuant to the over-allotment option, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's initial commitment.

     The Company, its directors and executive officers, certain shareholders who
will beneficially own an aggregate of                            shares of the
Common Stock outstanding after the Offering and Coflexip have agreed with the Representatives, for a period of 180 days after the date of this Prospectus, not to issue, sell, offer to sell, grant any options for the sale of, or otherwise dispose of any shares of Common Stock or any rights to purchase shares of Common Stock (other than stock issued or options granted pursuant to the Company's stock incentive plans), without the prior written consent of the Representatives. See "Shares Eligible for Future Sale."

     The Company and the Selling Shareholders have severally agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with the sale of the Common Stock, including liabilities arising under the Securities Act, and to contribute to payments that the Underwriters may be required to make with respect thereto.

     Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiation between the Company and the Representatives. Among other factors considered in determining the public offering price will be prevailing market and economic conditions, revenues and earnings of the Company, the state of the Company's business operations, an assessment of the Company's management and consideration of the above factors in relation to market valuation of companies in related businesses and other factors deemed relevant. There can be no assurance, however, that the prices at which the Common Stock will sell in the public market after the Offering will not be lower than the public offering price.

     In order to facilitate the Offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover overallotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the Offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     In connection with the Coflexip transaction, Schroder Wertheim & Co. Incorporated provided advisory services to Coflexip for which it has received customary compensation. From time to time, Simmons & Company International has provided advisory services to the Company and First Reserve for which it has received customary compensation.

     The Company has filed an application for quotation of its Common Stock on the Nasdaq National Market under the symbol "CDIS."

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Robins, Kaplan, Miller & Ciresi L.L.P., Minneapolis, Minnesota. Vinson & Elkins L.L.P., Houston, Texas will pass upon certain legal matters for the Underwriters.

                                    EXPERTS

     The consolidated balance sheets as of December 31, 1996 and 1995, and the consolidated statements of operations, cash flows and shareholders' equity for the three years in the period ended December 31, 1996 included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. The estimated reserve evaluations and related calculations of Miller & Lents, Ltd. set forth in this Registration Statement have been included herein in reliance upon the authority of said firm as an expert in petroleum engineering.

                             ADDITIONAL INFORMATION

     The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. The Registration Statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facilities maintained by the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's regional offices or public reference facilities of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. The Registration Statement and other information filed by the Company with the Commission are also available at the web site of the Commission at http:www.sec.gov. For further information pertaining to the Company and to the shares of Common Stock offered hereby, reference is made to the Registration Statement including the exhibits and schedules thereto. Any statements contained herein concerning provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each statement is qualified in its entirety by such reference.

                            REPORTS TO SHAREHOLDERS

     The Company intends to furnish its shareholders with annual reports containing audited consolidated financial statements certified by independent public accountants following the end of each fiscal year, and quarterly reports containing unaudited consolidated financial statements for the first three quarters of each fiscal year following the end of each such fiscal quarter.

                         INDEX TO FINANCIAL STATEMENTS

                                            PAGE
                                            ----
Report of Independent Public
  Accountants........................       F-2
Consolidated Balance
  Sheets -- December 31, 1996 and
  1995...............................       F-3
Consolidated Statements of Operations
  for the years ended December 31,
  1996, 1995 and 1994................       F-4
Consolidated Statements of
  Shareholders' Equity for the years
  ended December 31, 1996, 1995 and
  1994...............................       F-5
Consolidated Statements of Cash Flows
  for the years ended December 31,
  1996, 1995 and 1994................       F-6
Notes to Consolidated Financial
Statements...........................       F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
  Cal Dive International, Inc.:

     We have audited the accompanying consolidated balance sheets of Cal Dive International, Inc. (a Minnesota corporation), and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cal Dive International, Inc., and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Houston, Texas
March 7, 1997 (except with respect
  to the matters discussed in Note 12,
  as to which the date is
  April 30, 1997)

                  CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARY
           CONSOLIDATED BALANCE SHEETS -- DECEMBER 31, 1996 AND 1995

                                                1996             1995
                                          ---------------  ---------------
                 ASSETS
CURRENT ASSETS:
     Cash and cash equivalents..........  $       203,663  $       159,310
     Accounts receivable --
          Trade, net of reserve for
             potential uncollectible
             amounts of $1,021,000 and
             $402,000...................       18,848,837        5,143,247
          Unbilled revenue..............        7,363,631        5,782,410
     Other current assets...............        2,056,123        1,050,254
                                          ---------------  ---------------
               Total current assets.....       28,472,254       12,135,221
                                          ---------------  ---------------
PROPERTY AND EQUIPMENT..................       61,466,303       34,584,088
     Less- Accumulated depreciation.....      (13,259,914)      (8,411,353)
                                          ---------------  ---------------
                                               48,206,389       26,172,735
                                          ---------------  ---------------
OTHER ASSETS:
     Cash deposits restricted for
       salvage operations...............        5,233,509        4,978,720
     Loan acquisition costs and other
       assets, net......................          445,673          361,537
                                          ---------------  ---------------
                                          $    82,357,825  $    43,648,213
                                          ===============  ===============

  LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable...................  $     9,909,349  $     5,219,215
     Accrued liabilities................        5,059,407        2,883,044
     Income taxes payable...............           94,280        --
                                          ---------------  ---------------
               Total current
                  liabilities...........       15,063,036        8,102,259
LONG-TERM DEBT..........................       25,000,000        5,300,000
DEFERRED INCOME TAXES...................        5,417,188        2,915,555
DECOMMISSIONING LIABILITIES.............        6,033,831        4,921,900
COMMITMENTS AND CONTINGENCIES...........
SHAREHOLDERS' EQUITY:
     Common stock, no par, 20,000,000
       shares authorized, 18,448,010
       shares issued and outstanding....        9,093,040        9,093,040
     Retained earnings..................       25,806,261       17,370,990
     Treasury stock, 7,348,750 shares,
       at cost..........................       (4,055,531)      (4,055,531)
                                          ---------------  ---------------
               Total shareholders'
                  equity................       30,843,770       22,408,499
                                          ---------------  ---------------
                                          $    82,357,825  $    43,648,213
                                          ===============  ===============

  The accompanying notes are an integral part of these consolidated financial statements.

                  CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                            1996             1995             1994
                                       ---------------  ---------------  ---------------
REVENUES:
     Subsea and salvage revenues.....  $    63,870,190  $    32,747,484  $    35,717,882
     Natural gas and oil
     production......................       12,252,187        4,777,122        2,314,219
                                       ---------------  ---------------  ---------------
                                            76,122,377       37,524,606       38,032,101
COST OF SALES:
     Subsea and salvage..............       46,765,933       25,568,063       25,476,808
     Natural gas and oil
       production....................        7,269,966        3,107,203        1,594,450
                                       ---------------  ---------------  ---------------
          Gross profit...............       22,086,478        8,849,340       10,960,843
                                       ---------------  ---------------  ---------------
SELLING AND ADMINISTRATIVE EXPENSES:
     Selling expenses................        1,157,807          938,883        1,006,754
     Administrative expenses.........        7,133,663        3,993,018        3,649,619
                                       ---------------  ---------------  ---------------
          Total selling and
             administrative
             expenses................        8,291,470        4,931,901        4,656,373
                                       ---------------  ---------------  ---------------
INCOME FROM OPERATIONS...............       13,795,008        3,917,439        6,304,470
OTHER INCOME AND EXPENSE:
     Interest expense, net...........          745,182          134,743          428,324
     Other (income) expense, net.....           35,608           61,525           69,399
                                       ---------------  ---------------  ---------------
INCOME BEFORE INCOME TAXES...........       13,014,218        3,721,171        5,806,747
PROVISION FOR INCOME TAXES...........        4,578,947        1,047,428        1,773,090
                                       ---------------  ---------------  ---------------
NET INCOME...........................  $     8,435,271  $     2,673,743  $     4,033,657
                                       ===============  ===============  ===============
NET INCOME PER SHARE.................  $           .75  $           .24  $           .46
                                       ===============  ===============  ===============
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING........................       11,286,117       11,015,953        8,836,077
                                       ===============  ===============  ===============

  The accompanying notes are an integral part of these consolidated financial statements.

                  CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                  COMMON STOCK                                 TREASURY STOCK              TOTAL
                                           --------------------------      RETAINED     ----------------------------   SHAREHOLDERS'
                                             SHARES         AMOUNT         EARNINGS        SHARES          AMOUNT         EQUITY
                                           -----------    -----------    ------------   ------------    ------------   -------------
BALANCE, December 31, 1993..............    18,388,010    $ 1,178,340    $ 10,663,590    (10,068,600)   $ (5,481,945)  $  6,359,985
NET INCOME..............................       --             --            4,033,657        --              --           4,033,657
                                           -----------    -----------    ------------   ------------    ------------   -------------
BALANCE, December 31, 1994..............    18,388,010      1,178,340      14,697,247    (10,068,600)     (5,481,945)    10,393,642
NET INCOME..............................       --             --            2,673,743        --              --           2,673,743
EXERCISE OF WARRANTS AND STOCK
  OPTIONS...............................        60,000        121,500         --             500,000         150,000        271,500
SALE OF TREASURY STOCK..................       --           8,723,586         --           2,219,850       1,276,414     10,000,000
COSTS ASSOCIATED WITH SALE OF TREASURY
  STOCK.................................       --            (930,386)        --             --              --            (930,386)
                                           -----------    -----------    ------------   ------------    ------------   -------------
BALANCE, December 31, 1995..............    18,448,010      9,093,040      17,370,990     (7,348,750)     (4,055,531)    22,408,499
NET INCOME..............................       --             --            8,435,271        --              --           8,435,271
                                           -----------    -----------    ------------   ------------    ------------   -------------
BALANCE, December 31, 1996..............    18,448,010    $ 9,093,040    $ 25,806,261     (7,348,750)   $ (4,055,531)  $ 30,843,770
                                           ===========    ===========    ============   ============    ============   =============

  The accompanying notes are an integral part of these consolidated financial statements.

                  CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                  1996              1995            1994
                                          ----------------  ----------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income.........................  $      8,435,271  $      2,673,743  $    4,033,657
     Adjustments to reconcile net income
       to net cash provided by operating
       activities --
          Depreciation and
             amortization...............         5,257,255         2,794,506       2,017,015
          Provision for deferred income
             taxes......................         2,122,094           634,729         203,378
          Other changes in assets and
             liabilities, net...........        (8,169,928)        5,892,495      (5,397,054)
                                          ----------------  ----------------  --------------
               Net cash provided by
                  operating
                  activities............         7,644,692        11,995,473         856,996
                                          ----------------  ----------------  --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures...............       (27,289,754)      (16,857,354)     (1,396,995)
     Purchase of deposits restricted for
       salvage operations...............          (254,789)       (2,726,463)     (1,652,257)
     Proceeds from sale of property.....           244,204         --               --
                                          ----------------  ----------------  --------------
               Net cash used in
                  investing
                  activities............       (27,300,339)      (19,583,817)     (3,049,252)
                                          ----------------  ----------------  --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Sale of treasury stock.............         --               10,000,000        --
     Borrowings under term loan
       facility.........................        25,000,000         8,252,919        --
     Exercise of stock warrants and
       options..........................         --                  271,500        --
     Increase (decrease) in short-term
       borrowing........................         --               (1,900,000)      1,900,000
     Repayments of long-term debt.......        (5,300,000)       (8,218,919)     (1,609,000)
     Costs associated with sale of
       treasury stock...................         --                 (930,386)       --
                                          ----------------  ----------------  --------------
               Net cash provided by
                  financing
                  activities............        19,700,000         7,475,114         291,000
                                          ----------------  ----------------  --------------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS...........................            44,353          (113,230)     (1,901,256)
CASH AND CASH EQUIVALENTS:
     Balance, beginning of year.........           159,310           272,540       2,173,796
                                          ----------------  ----------------  --------------
     Balance, end of year...............  $        203,663  $        159,310  $      272,540
                                          ================  ================  ==============

  The accompanying notes are an integral part of these consolidated financial statements.

                  CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION:

     Cal Dive International, Inc. (Cal Dive or the Company), headquartered in Houston, Texas, owns, staffs and operates eight marine construction vessels and a derrick barge in the Gulf of Mexico. The Company provides a full range of services to offshore oil and gas exploration and production and pipeline companies, including underwater construction, maintenance and repair of pipelines and platforms, and salvage operations. The Company was purchased for approximately $10.7 million by a group of investors including current management and key employees in a transaction which was effective July 27, 1990. This transaction was accounted for using the purchase method of accounting.

     In September 1992, Cal Dive formed a wholly owned subsidiary, Energy Resource Technology, Inc. (ERT), to purchase producing offshore oil and gas properties which are in the later stages of their economic lives. ERT is a fully bonded offshore operator and, in conjunction with the acquisition of properties, assumes the responsibility to abandon the property in full compliance with all governmental regulations.

     During 1995, First Reserve Corporation, on behalf of certain of the investment funds it manages, acquired a 50 percent ownership position in the Company by purchasing shares held by the employees and treasury shares held by the Company (see Note 9).

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany accounts and transactions have been eliminated.

  PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Depreciation is provided primarily on the straight-line method over the estimated useful lives of the assets.

     ERT offshore property acquisitions are recorded at the value exchanged at closing together with an estimate of its proportionate share of the decommissioning liability assumed in the purchase based upon its working interest ownership percentage. These costs, together with any associated capital expenditures, are then amortized on a unit-of-production basis (UOP) based on the estimated remaining oil and gas reserves.

     The following is a summary of the components of property and equipment:

                                         ESTIMATED
                                        USEFUL LIFE        1996             1995
                                        -----------   ---------------  ---------------
Vessels..............................       15        $    40,403,400  $    21,066,687
Offshore leases and equipment........       UOP            14,766,670        8,030,826
Machinery and equipment..............        5              5,125,500        4,466,514
Furniture, software and computer
equipment............................        5              1,060,510          885,325
Automobiles and trucks...............        3                110,223          134,736
                                                      ---------------  ---------------
     Total property and equipment....                 $    61,466,303  $    34,584,088
                                                      ===============  ===============

     The cost of repairs and maintenance of vessels and equipment is charged to operations as incurred, while the cost of improvements is capitalized. Drydocking costs (exclusive of the cost of new steel and new equipment added to a vessel) are also charged to operations as incurred. Total repair and maintenance charges were $3,655,000, $2,368,000 and $1,518,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Upon the disposition of property and equipment,

                  CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) the related cost and accumulated depreciation accounts are relieved, and the resulting gain or loss is included in other income (expense).

     In March 1995, Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," was issued. SFAS No. 121, which becomes effective for fiscal years beginning after December 15, 1995, requires that certain long-lived assets be reviewed for impairment whenever events indicate that the carrying amount of an asset may not be recoverable and that an impairment loss be recognized under certain circumstances in the amount by which the carrying value exceeds the fair value of the asset. The Company adopted SFAS No. 121 in January 1996, as required, and the adoption had no effect on the Company's results of operations or financial position.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  REVENUE RECOGNITION

     The Company earns the majority of its service revenues during the summer and fall months. Revenues are derived from billings under contracts (which are typically of short duration) that provide for either lump-sum turnkey charges or specific time, material and equipment charges which are billed in accordance with the terms of such contracts. The Company recognizes revenue as it is earned at estimated collectible amounts. Revenue on significant turnkey contracts is recognized on the percentage-of-completion method based on the ratio of costs incurred to total estimated costs at completion. Contract price and cost estimates are reviewed periodically as work progresses and adjustments are reflected in the period in which such estimates are revised. Provisions for estimated losses on such contracts are made in the period such losses are determined. Unbilled revenue represents revenue attributable to work completed prior to year-end which has not yet been invoiced and work in process at the balance sheet date which will be billed at the conclusion of the project. All amounts included in unbilled revenue at December 31, 1996 and 1995, are expected to be billed and collected within one year.

  MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

     The market for the Company's services is the offshore oil and gas industry, and the Company's customers consist primarily of major, well-established oil and pipeline companies and independent oil and gas producers. The Company performs ongoing credit evaluations of its customers and provides allowances for possible credit losses when necessary; however, such losses have historically been insignificant.

     Two customers which represented 26 percent and 10 percent, respectively, of 1994 revenues merged during 1995 and accounted for 21 percent and 24 percent of consolidated revenues in the years 1995 and 1996, respectively.

  INCOME TAXES

     Deferred taxes are recognized for revenues and expenses reported in different years for financial statement purposes and income tax purposes in accordance with SFAS No. 109, "Accounting for Income Taxes." The statement requires, among other things, the use of the liability

                  CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) method of computing deferred income taxes. The liability method is based on the amount of current and future taxes payable using tax rates and laws in effect at the balance sheet date.

  STATEMENT OF CASH FLOW INFORMATION

     The cash flow provided (used) by the various components of assets and liabilities, excluding cash and cash equivalents and the effects of investing and financing activities, is as follows:

                                             1996              1995             1994
                                       -----------------  ---------------  ---------------
Trade receivables, net...............  $     (15,286,811) $     2,591,866  $    (5,161,776)
Other current assets.................           (811,630)         374,672         (254,184)
Restricted cash......................         --                  508,000         (508,000)
Accounts payable.....................          4,690,134        1,116,521        1,547,780
Accrued liabilities..................          2,176,363        1,214,332           28,599
Income taxes payable/receivable......            279,580         (327,042)          37,712
Other changes in noncurrent assets
  and liabilities, net...............            782,436          414,146       (1,087,185)
                                       -----------------  ---------------  ---------------
Other changes in assets and
  liabilities, net...................  $      (8,169,928) $     5,892,495  $    (5,397,054)
                                       =================  ===============  ===============

     The Company defines cash and cash equivalents as cash and all highly liquid financial instruments with original maturities of less than three months. During the years ended December 31, 1996, 1995 and 1994, the Company's cash payments for interest were approximately $1,069,000, $526,000 and $559,000, respectively, and cash payments for federal income taxes were approximately $2,200,000, $663,000 and $1,633,000, respectively. In connection with 1996 and 1995 offshore property acquisitions, ERT assumed net abandonment liabilities estimated at approximately $1,200,000 and $3,800,000, respectively (see Note 3).

     The Company follows SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under SFAS No. 115, debt securities, including treasury bills and notes, that the Company has both the intent and ability to hold to maturity, are carried at amortized cost and are included in cash deposits restricted for salvage operations in the accompanying consolidated balance sheets. As all of these securities as of December 31, 1996, are U.S. Treasury securities and notes, the majority of which mature beyond one year, the Company believes the recorded balance of these securities approximates their fair market value.

  RECLASSIFICATIONS

     Certain reclassifications were made to previously reported amounts in the consolidated financial statements and notes to make them consistent with the current presentation format.

3.  OFFSHORE PROPERTY ACQUISITIONS:

     In 1992 and 1994, ERT acquired a 100 percent net working interest in three offshore properties for value exchanged and for ERT assuming the liability to plug the wells, abandon the platform and remediate the site. Upon depletion during 1994, the property purchased in 1992 was salvaged and abandoned in full compliance with all regulatory requirements and included a transaction structured as a Section 1031 "Like Kind" exchange for tax purposes.
Accordingly, the cash received ($508,000) plus accrued interest at December 31, 1994, was restricted and used for the acquisition of ERT properties during 1995. During 1995, net working interests of 50 percent to 100 percent in seven offshore blocks were acquired in exchange for cash of $1,780,000 and ERT assuming the related abandonment liabilities. The 1996 property acquisitions included net working

                  CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) interests of 33 percent to 100 percent in four offshore blocks which were acquired for cash of $3,600,000 and assumption of a pro rata share of the decommissioning liability.

     ERT production activities are regulated by the federal government and require a significant amount of third-party involvement, such as refinery processing and pipeline transportation. The Company records revenue from its offshore properties net of royalties paid to the Minerals Management Service. Royalty fees paid totaled approximately $1,996,000, $875,000 and $460,000 for the years ended 1996, 1995 and 1994, respectively. In accordance with federal regulations that require operators in the Gulf of Mexico to post an areawide bond of $3,000,000, cash deposits restricted for salvage operations include U.S. Treasury bonds of $3,300,000 at December 31, 1996 and 1995, respectively (see
Note 2). In addition, the terms of certain of the 1992 and 1993 purchase and sale agreements require that ERT deposit a portion of a property's net production revenue into an interest-bearing escrow account until such time as a specified level of funding has been set aside for salvaging and abandoning the properties. As of December 31, 1996, such deposits totaled $1,900,000 and are included in cash deposits restricted for salvage operations in the accompanying balance sheet.

4.  ACCRUED LIABILITIES:

     Accrued liabilities consisted of the following:

                                            1996            1995
                                       --------------  --------------
Accrued payroll and related
benefits.............................  $    2,960,710  $    1,093,614
Accrued insurance....................         998,925       1,213,861
Other................................       1,099,772         575,569
                                       --------------  --------------
     Total accrued liabilities.......  $    5,059,407  $    2,883,044
                                       ==============  ==============

5.  REVOLVING CREDIT FACILITY:

     During 1995, the Company entered into a $30 million revolving credit facility, maturing in May 2000, which is secured by property and equipment and trade receivables. At the Company's option, interest is at a rate equal to 2.00 percent above a Eurodollar base rate (2.25 on borrowings less than $10 million) or .5 percent above prime. Pursuant to these terms, borrowings at December 31, 1996, included $22 million at 7.37 percent (Eurodollar option) and $3 million at
8.75 percent. 1995 year-end borrowings were comprised of $4.5 million at 8.2 percent (Eurodollar option) and $800,000 at 9 percent. The Company drew upon the revolving credit facility throughout 1996 and for a total of 238 days during 1995 with maximum borrowings of $25,000,000 and $8,000,000 in those years. At March 7, 1997, $5.9 million was available under the revolving credit facility.

     Under this credit facility, letters of credit (LOC) are also available which the Company typically uses if performance bonds are required and, in certain cases, in lieu of purchasing U.S. Treasury bonds in conjunction with ERT property acquisitions. At December 31, 1996, LOC totaling $4.25 million were outstanding pursuant to these terms.

     The revolving credit facility contains, among other restrictions, financial covenants which require the Company to (a) maintain income from operations at specified levels, (b) limit leverage, as defined, to no more than a specified ratio of net worth, (c) maintain certain interest coverage and debt service ratios, as defined, and (d) maintain a minimum ratio of current assets to current liabilities. The Company was in compliance with, or obtained waivers of default from the bank for, these debt covenants at December 31, 1996.

                  CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Borrowings during 1994 bore interest at prime plus 1 percent pursuant to a revolving credit and term loan facility in place during those years. During 1994, the Company drew upon this facility for 151 days with a maximum borrowing of $2,377,000. The amount outstanding on the term loan was converted to the new revolving credit facility in May of 1995.

6.  FEDERAL INCOME TAXES:

     Federal income taxes have been provided based on the statutory rate of 34 percent adjusted for items which are allowed as deductions for federal income tax reporting purposes, but not for book purposes. The primary differences between the statutory rate and the Company's effective rate are as follows:

                                             1996         1995         1994
                                          -----------  -----------  -----------
Statutory rate..........................      34%          34%          34%
Percentage depletion related to the
  natural gas production
  of ERT properties.....................      --           (7)          (3)
Other...................................       1            1           --
                                              --           --           --
Effective rate..........................      35%          28%          31%
                                              ==           ==           ==

     Components of the provision for income taxes reflected in the statements of operations consist of the following:

                             1996            1995            1994
                        --------------  --------------  --------------
Current...............  $    2,456,853  $      412,699  $    1,569,712
Deferred..............       2,122,094         634,729         203,378
                        --------------  --------------  --------------
                        $    4,578,947  $    1,047,428  $    1,773,090
                        ==============  ==============  ==============

     Deferred income taxes result from those transactions which affect financial and taxable income in different years. The nature of these transactions and the income tax effect of each as of December 31, 1996 and 1995, is as follows:

                                               1996            1995
                                          --------------  --------------
Deferred tax liabilities --
  Depreciation..........................  $    5,417,188  $    2,915,555
                                          --------------  --------------
     Total deferred tax liabilities.....       5,417,188       2,915,555
                                          --------------  --------------
Deferred tax assets --
  Tax carryforward......................        --               (67,893)
  Reserves, accrued liabilities and
     other..............................        (552,577)       (105,145)
                                          --------------  --------------
     Total deferred tax assets (included
       in other current assets).........        (552,577)       (173,038)
                                          --------------  --------------
     Net deferred tax liability.........  $    4,864,611  $    2,742,517
                                          ==============  ==============

     Internal Revenue Service (IRS) conducted an examination of the Company's federal income tax returns for the period from inception (July 27, 1990) through December 1991. In connection with this examination, the IRS proposed additional taxes due based upon its interpretation of the recording of certain transactions at the date the Company was acquired. This matter was settled during 1996 with insignificant impact upon the Company's consolidated financial position or results of operations.

                  CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7.  COMMITMENTS AND CONTINGENCIES:

  LEASE COMMITMENTS

     The Company occupies several facilities under noncancelable operating leases, with the more significant leases expiring in 1997. Future minimum rentals under these leases are $223,000 at December 31, 1996, with $164,000 in 1997 and the balance thereafter. Total rental expense under operating leases was $262,000, $240,000 and $226,000 for the years ended December 31, 1996, 1995 and
1994, respectively.

  INSURANCE

     The Company carries hull protection on vessels, indemnity insurance and a general umbrella policy. All onshore employees are covered by workers' compensation, and all offshore employees, including divers and tenders, are covered by Jones Act employee coverage, the maritime equivalent of workers' compensation. The Company is exposed to deductible limits on its insurance policies, which vary from $5,000 to a maximum of $50,000 per accident occurrence. Effective August 1, 1992, the Company adopted a self-insured (within specified limits) medical and health benefits program for its employees whereby the Company is exposed to a maximum of $15,000 per claim.

  LITIGATION

     Various actions and claims are pending against the Company which management believes are covered by insurance. In the opinion of management, the ultimate liability to the Company, if any, which may result from these actions and claims will not materially affect the Company's consolidated financial position, results of operations or cash flows.

8.  EMPLOYEE BENEFIT PLANS:

  DEFINED CONTRIBUTION PLAN

     The Company sponsors a defined contribution 401(k) retirement plan covering substantially all of its employees. The Company's contributions and cost are determined annually as 50 percent of each employee's contribution up to 5 percent of the employee's salary. The Company's costs related to this plan totaled $197,000, $168,000 and $150,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

  INCENTIVE AND STOCK OPTION PLAN

     During 1995, the board of directors and shareholders approved the 1995 Long-Term Incentive Plan (the Incentive Plan). Under the Incentive Plan, a total of 600,000 shares of common stock is available for awards to key executives and selected employees who are likely to make a significant positive impact on the reported net income of the Company. The Incentive Plan is administered by a committee which determines, subject to board approval, the type of award to be made to each participant and sets forth in the related award agreement the terms, conditions and limitations applicable to each award. The committee may grant stock options, stock appreciation rights, or stock and cash awards.

     The stock option plan is accounted for using APB Opinion No. 25, and therefore no compensation expense is recorded. If SFAS Statement No. 123 had been used for the accounting of these plans, the Company's pro forma net income for 1996, 1995 and 1994 would have been $8,330,000, $2,607,000 and $4,034,000, respectively, and the Company's pro forma earnings per share would have been $.74, $.24 and $.46, respectively. These pro forma results exclude

                  CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) consideration of options granted prior to January 1, 1995, and therefore may not be representative of that to be expected in future years.

     Options outstanding are as follows:

                                               1996                     1995                    1994
                                       ---------------------   ----------------------   ---------------------
                                                    WEIGHTED                 WEIGHTED                WEIGHTED
                                                    AVERAGE                  AVERAGE                 AVERAGE
                                                    EXERCISE                 EXERCISE                EXERCISE
                                         SHARES      PRICE       SHARES       PRICE       SHARES      PRICE
                                       ----------   --------   -----------   --------   ----------   --------
Options outstanding, beginning of
  year...............................     447,500    $ 4.50        560,000    $  .35       560,000     $.35
Granted..............................     135,000      4.50        447,500      4.50         --          --
Exercised............................        --         --        (560,000)      .35         --          --
Terminated...........................     (38,000)     4.50          --           --         --          --
                                       ----------              -----------              ----------
Options outstanding,
  December 31........................     544,500      4.50        447,500      4.50       560,000      .35
Options exercisable,
  December 31........................     124,700      4.50         44,000      4.50       560,000      .35

     All of the options outstanding at December 31, 1996, have an exercise price of $4.50 and a weighted average remaining contractual life of 3.9 years.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996 and 1995: risk-free interest rates of 5.9 percent; expected dividend yields of 0 percent; expected lives of five years; and expected volatility of 0 percent.

9.  COMMON STOCK:

     During 1991, certain key employees were granted options to purchase 60,000 shares at a price of $.75 per share. In addition, a member of the management group sold 1,000,000 shares to the Company during 1992 at a price established by the board of directors and was granted an option to repurchase 500,000 of those shares at the same price. All of these options were exercised in 1995 in conjunction with the sale of stock to First Reserve Corporation as discussed below.

     During 1995, the board of directors and shareholders approved an amendment to the Articles of Incorporation increasing the number of authorized shares from 2,000,000 to 20,000,000. In connection with this measure, a 10-for-1 stock split was also approved. Accordingly, all of the share and per share information included in the financial statements and notes thereto has been restated retroactively to reflect the 10-for-1 stock split.

     During 1995, First Reserve Corporation, on behalf of certain of the investment funds it manages, acquired a 50 percent ownership position in the Company by purchasing 3,329,780 shares held by employees and 2,219,850 treasury shares held by the Company, increasing shareholders' equity by $10,000,000.

     In conjunction with this transaction, the Company entered into an Amended and Restated Shareholders' Agreement which increased the board of directors from five to seven members and which provides that First Reserve Corporation can cause a sale of the Company in certain circumstances (as defined) subsequent to December 31, 1999.

                  CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

10.  BUSINESS SEGMENT INFORMATION:

     The following summarizes certain financial data by business segment:

                                                   FOR THE YEAR ENDED DECEMBER 31
                                          -------------------------------------------------
                                               1996             1995             1994
                                          ---------------  ---------------  ---------------
Revenues --
     Subsea and salvage revenues........  $    63,870,190  $    32,747,484  $    35,717,882
     Natural gas and oil production.....       12,252,187        4,777,122        2,314,219
                                          ---------------  ---------------  ---------------
          Total.........................  $    76,122,377  $    37,524,606  $    38,032,101
                                          ===============  ===============  ===============
Income from operations --
     Subsea and salvage revenues........  $    10,502,576  $     3,184,801  $     6,261,082
     Natural gas and oil production.....        3,292,432          732,638           43,388
                                          ---------------  ---------------  ---------------
          Total.........................  $    13,795,008  $     3,917,439  $     6,304,470
                                          ===============  ===============  ===============
Identifiable assets --
     Subsea and salvage revenues........  $    62,519,348  $    30,261,736  $    22,024,877
     Natural gas and oil production.....       19,838,477       13,386,477        4,705,701
                                          ---------------  ---------------  ---------------
          Total.........................  $    82,357,825  $    43,648,213  $    26,730,578
                                          ===============  ===============  ===============
Capital expenditures --
     Subsea and salvage revenues........  $    20,037,911  $    14,260,225  $       917,893
     Natural gas and oil production.....        7,251,843        2,597,129          479,102
                                          ---------------  ---------------  ---------------
          Total.........................  $    27,289,754  $    16,857,354  $     1,396,995
                                          ===============  ===============  ===============
Depreciation and amortization
  expenses --
     Subsea and salvage revenues........  $     2,525,300  $     1,658,588  $     1,548,575
     Natural gas and oil production.....        2,731,955        1,135,918          468,440
                                          ---------------  ---------------  ---------------
          Total.........................  $     5,257,255  $     2,794,506  $     2,017,015
                                          ===============  ===============  ===============

11.  SUPPLEMENTAL OIL AND GAS DISCLOSURES (UNAUDITED):

     The following information regarding the Company's oil and gas producing activities is presented pursuant to SFAS No. 69, "Disclosures About Oil and Gas Producing Activities."

  CAPITALIZED COSTS

     Aggregate amounts of capitalized costs relating to the Company's oil and gas producing activities and the aggregate amount of related accumulated depletion, depreciation and amortization as of the dates indicated are presented below. The Company has no capitalized costs related to unproved properties.

                                              AS OF DECEMBER 31
                                       -------------------------------
                                            1995            1996
                                       --------------  ---------------
Proved properties being amortized....  $    8,030,826  $    14,766,670
Less -- Accumulated depletion,
  depreciation and amortization......      (1,596,042)      (3,997,715)
                                       --------------  ---------------
     Net capitalized costs...........  $    6,434,784  $    10,768,955
                                       ==============  ===============

                  CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  COSTS INCURRED IN OIL AND GAS PRODUCING ACTIVITIES

     The following table reflects the costs incurred in oil and gas property acquisition and development activities during the dates indicated:

                                                  FOR THE YEAR ENDED DECEMBER 31
                                          ----------------------------------------------
                                               1994            1995            1996
                                          --------------  --------------  --------------
Proved property acquisition costs.......  $    1,629,101  $    6,091,869  $    4,688,003
Development costs.......................        --               309,856       2,047,841
                                          --------------  --------------  --------------
     Total costs incurred...............  $    1,629,101  $    6,401,725  $    6,735,844
                                          ==============  ==============  ==============

  RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

                                                  FOR THE YEAR ENDED DECEMBER 31
                                          -----------------------------------------------
                                               1994            1995            1996
                                          --------------  --------------  ---------------
Revenues................................  $    2,314,219  $    4,777,122  $    12,252,187
Production (lifting) costs..............       1,126,010       1,971,284        5,153,670
Depreciation, depletion and
  amortization..........................         468,440       1,135,918        2,731,955
                                          --------------  --------------  ---------------
Pretax income from producing
  activities............................         719,769       1,669,920        4,366,562
Income tax expenses.....................         244,721         567,773        1,528,297
                                          --------------  --------------  ---------------
Results of oil and gas producing
  activities............................  $      475,048  $    1,102,147  $     2,838,265
                                          ==============  ==============  ===============

  ESTIMATED QUANTITIES OF PROVED OIL AND GAS RESERVES

     Proved oil and gas reserve quantities are based on estimates prepared by Company engineers in accordance with guidelines established by the Securities and Exchange Commission. The Company's estimates of reserves at December 31, 1996, have been reviewed by Miller and Lents, Ltd., independent petroleum engineers. All of the Company's reserves are located in the United States. Proved reserves cannot be measured exactly because the estimation of reserves involves numerous judgmental determinations. Accordingly, reserve estimates must be continually revised as a result of new information obtained from drilling and production history, new geological and geophysical data and changes in economic conditions.

                          RESERVE QUANTITY INFORMATION
                                  (UNAUDITED)

                                           OIL (BBLS.)     GAS (MCF.)
                                           -----------   --------------
Total proved reserves at December 31,
  1993..................................        3,247           133,967
     Production.........................      (29,234)       (1,249,899)
     Purchases of reserves in place.....      119,163         3,400,229
                                           -----------   --------------
Total proved reserves at December 31,
  1994..................................       93,176         2,284,297
     Production.........................      (31,219)       (2,382,343)
     Purchases of reserves in place.....       91,755        20,131,154
                                           -----------   --------------
Total proved reserves at December 31,
  1995..................................      153,712        20,033,108
     Production.........................      (38,417)       (4,310,328)
     Purchases of reserves in place.....        8,505         8,873,620
                                           -----------   --------------
Total proved reserves at December 31,
1996....................................      123,800        24,596,400
                                           ===========   ==============

                  CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     As of December 31, 1995, 1994 and 1993, all of the Company's proved reserves were developed. As of December 31, 1996, 4,500 Bbls. of oil and 6,325,700 Mcf. of gas of the Company's proved reserves were undeveloped.

  STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO
     PROVED OIL AND GAS RESERVES

     The following table reflects the standardized measure of discounted future net cash flows relating to the Company's interest in proved oil and gas reserves as of December 31:

                                               1995              1996
                                          ---------------  -----------------
Future cash inflows.....................  $    44,127,379  $      92,392,900
     Future costs --
          Production....................      (23,989,944)       (26,246,500)
          Development and abandonment...       (6,167,903)        (7,365,000)
                                          ---------------  -----------------
Future net cash flows before income
  taxes.................................       13,969,532         58,781,400
     Future income taxes................       (5,071,878)       (17,980,165)
                                          ---------------  -----------------
Future net cash flows...................        8,897,654         40,801,235
     Discount at 10% annual rate........       (1,252,573)        (6,995,808)
                                          ---------------  -----------------
Standardized measure of discounted
  future net cash flows.................  $     7,645,081  $      33,805,427
                                          ===============  =================

  CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

     Principal changes in the standardized measure of discounted future net cash flows attributable to the Company's proved oil and gas reserves are as follows:

                                               1994             1995             1996
                                          ---------------  ---------------  ---------------
Standardized measure, beginning of
  year..................................  $       122,446  $       604,104  $     7,645,081
Sales, net of production costs..........       (1,188,209)      (2,805,838)      (9,881,548)
Net change in prices, net of production
  costs.................................          (59,282)       1,217,360       22,200,743
Changes in future development costs.....        --               --                (555,205)
Development costs incurred..............        --               --               2,007,016
Accretion of discount...................           13,092           60,410        1,200,286
Net change in income taxes..............            8,471       (4,357,882)     (10,539,391)
Purchases of reserves in place..........        1,719,149       13,067,712       21,729,868
Changes in production rates (timing) and
  other.................................          (11,563)        (140,785)          (1,423)
                                          ---------------  ---------------  ---------------
Standardized measures, end of year......  $       604,104  $     7,645,081  $    33,805,427
                                          ===============  ===============  ===============

12.  SUBSEQUENT EVENTS

  INITIAL PUBLIC OFFERING

     In April 1997, the Company announced its intention to file a Form S-1 Registration Statement under the Securities Act of 1933. The net proceeds to the Company from the Offering are estimated to be approximately $26 million. The Company intends to use these proceeds to repay indebtedness incurred in connection with the purchase of, and enhancement to, the UNCLE JOHN and other vessels and for the purchase of natural gas and oil properties.

                  CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  STOCK SALE TO COFLEXIP

     On April 11, 1997 Coflexip purchased approximately 32% of the Company's Common Stock at a price of $9.46 per share. Coflexip acquired approximately 3,700,000 shares of the Company's stock, consisting of approximately 2.1 million shares sold by management of the Company, 1.1 million shares sold by First Reserve Funds and approximately 500,000 shares sold by the Company. Coflexip and the Company have formed a strategic alliance to jointly pursue deepwater opportunities in the Gulf of Mexico.

================================================================================

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO MAKE ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
Prospectus Summary...................    1
Risk Factors.........................    8
The Company..........................   12
Use of Proceeds......................   12
Dividend Policy......................   12
Dilution.............................   13
Capitalization.......................   14
Selected Financial Data..............   15
Management's Discussion and Analysis
  Of Financial Condition and Results
  of Operations......................   16
Business.............................   21
Management...........................   37
Certain Relationships and Related
  Transactions.......................   42
Principal and Selling Shareholders...   45
Description of Capital Stock.........   46
Shares Eligible for Future Sale......   49
Underwriting.........................   51
Legal Matters........................   52
Experts..............................   52
Additional Information...............   53
Reports to Shareholders..............   53
Index to Financial Statements........  F-1

                            ------------------------

  UNTIL                         , 1997 (25 DAYS AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                           SHARES

                                 [COMPANY LOGO]

                          CAL DIVE INTERNATIONAL, INC.

                                  COMMON STOCK

                              (WITHOUT PAR VALUE)

                            SCHRODER WERTHEIM & CO.

                                 RAYMOND JAMES
                               & ASSOCIATES, INC.

                               SIMMONS & COMPANY
                                 INTERNATIONAL

                                 JUNE   , 1997

================================================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated costs and expenses of the Registrant in connection with the offering described in the Registration Statement. All of the amounts shown are estimates except the SEC registration fee and the NASD filing fee.

SEC Filing Fee.......................  $   15,470
NASD Filing Fee......................       6,100
NASDAQ Listing Fee...................         (1)
Legal Fees and Expenses..............         (1)
Accounting Fees and Expenses.........         (1)
Printing Expenses....................         (1)
Blue Sky Fees and Expenses...........         (1)
Miscellaneous Expenses...............         (1)
                                       ----------
     Total...........................  $   (1)(2)
                                       ==========
------------
(1) To be provided by amendment.

(2) All of the issuance and distribution expenses will be borne by the Registrant.

14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Minnesota Statutes Section 302A.521 provides that a corporation organized under Minnesota law shall indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity (as defined) of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceedings if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 contains detailed terms regarding such rights of indemnification and reference is made thereto for a complete statement of such indemnification rights.

     Reference is made to the Underwriting Agreement filed as Exhibit 1 to this Registration Statement for a description of indemnification arrangements related to this Offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

15.  RECENT SALES OF UNREGISTERED SECURITIES.

     During the last three years, the Company has sold the following securities
(as adjusted for a     -for-1 reverse stock split effective                  ,
1997) that were not registered under the Act.

     1. On January 12, 1995, the Company issued an aggregate of 3,795,393 shares of Common Stock to First Reserve Secured Energy Assets, First Reserve Fund V, First Reserve Fund V-2 and First Reserve Fund VI at a price of $4.50 per share for an aggregate consideration of $10 million.

     2. From November 1995 through May 1996, pursuant to the provisions of the 1995 Long Term Incentive Plan, the Company granted options to purchase an aggregate of 476,500 shares of Common Stock at an exercise price of $4.50 per share to certain employees, including officers and directors.

     3. In January 1995, the Company granted options to purchase 15,046 shares of Common Stock at an exercise price of $4.50 per share to Gerald G. Hage.

     4. In April 1997, the Company granted options to employees to purchase an aggregate of 435,000 shares at an exercise price of $9.50 per share.

     5. On April 11, 1997, the Company issued an aggregate of 528,541 shares of Common Stock to Coflexip at a per share price equal to $9.46 per share in consideration for the purchase of certain assets valued at an aggregate of $5 millon and in entering into a Business Cooperation Agreement pursuant to which the Company and Coflexip intend to form a joint venture for combined services on Gulf of Mexico projects.

     No underwriting commissions or discounts were paid with respect to the sales of unregistered securities described herein.

     Except as otherwise noted, all of the above sales were made in reliance on
Section 4(2) of the Act for transactions not involving a public offering. With regard to the reliance by the Company upon such exemption for registration, certain inquiries were made by the Company to establish that such sales qualified for such exemption from the registration requirements. In particular, the Company confirmed that (i) each purchaser provided the Company with written assurance of investment intent, and the certificates for the shares sold accordingly bear restrictive legends and (ii) sales were made to a limited number of persons.

16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)  EXHIBITS

   EXHIBIT NO.               DESCRIPTION                       MANNER OF FILING
   -----------               -----------                       ----------------
       1.1       -- Form of Underwriting Agreement             Filed Herewith

       3.1       -- Amended and Restated Articles of           Filed Herewith
                    Incorporation

       3.2       -- By-laws                                    Filed Herewith

       4.1       -- Amended and Restated Loan and              Filed Herewith
                    Security Agreement by and among the
                    Company, ERT and Fleet Capital
                    Corporation (f/n/a Shawmut Capital
                    Corporation) dated as of May 23, 1995

       4.2       -- Amendment No. 5 to Loan                    Filed Herewith

       4.3       -- Specimen of Common Stock certificate                  (1)

       4.4       -- Shareholders Agreement by and among        Filed Herewith
                    the Company, First Reserve Secured
                    Energy Assets Fund, First Reserve
                    Fund V, First Reserve Fund V-2, First
                    Reserve fund (collectively, the
                    "Selling Shareholders"), Messrs.
                    Reuhl, Kratz and Nelson and other
                    shareholders of the Company and
                    Coflexip

       4.5       -- Registration Rights Agreement by and       Filed Herewith
                    among the Company, the Selling
                    Shareholders, Messrs. Reuhl, Kratz,
                    Nelson and other shareholders of the
                    Company

       4.6       -- Registration Rights Agreement by and       Filed Herewith
                    between the Company and Coflexip

       5         -- Opinion of Robins, Kaplan, Miller &                   (1)
                    Ciresi L.L.P.

      10.1       -- Purchase Agreement dated April 11,         Filed Herewith
                    1997 by and between Coflexip and the
                    Company

      10.2       -- Business Cooperation Agreement dated       Filed Herewith
                    April 11, 1997 by and between
                    Coflexip and the Company

      10.3       -- 1995 Long Term Incentive Plan, as          Filed Herewith
                    amended

      10.4       -- Employment Agreement by and between        Filed Herewith
                    Gerald G. Reuhl and the Company

      10.5       -- Employment Agreement by and between        Filed Herewith
                    Owen E. Kratz and the Company

      10.6       -- Employment Agreement by and between        Filed Herewith
                    S. James Nelson and the Company

      10.7       -- 1997 Annual Incentive Compensation         Filed Herewith
                    Program

      21         -- Subsidiaries of the Registrant. The
                    Company has one subsidiary, Energy
                    Resource Technology, Inc.

      23.1       -- Consent of Robins, Kaplan, Miller &                   (1)
                    Ciresi L.L.P. (included in Exhibit 5)

      23.2       -- Consent of Arthur Andersen LLP             Filed Herewith

      23.3       -- Consent of Miller & Lents, Ltd.            Filed Herewith

      24         -- Power of Attorney (included on             Filed Herewith
                    signature page)
------------
(1) To be filed by amendment

(b)  FINANCIAL STATEMENT SCHEDULES

     None

17.  UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The Registrant hereby undertakes to provide of the Underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

     (c)  The undersigned registrant hereby undertakes that:

     i. For purposes of determining liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement filed pursuant to Rule 430A and contained in the form of a prospectus filed by the registrant pursuant to Rule 424(b)(1) or Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

     ii. For the purpose of determining liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-1 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOUSTON, STATE OF TEXAS, ON MAY 1, 1997.

                                          CAL DIVE INTERNATIONAL, INC.
                                          By         /s/  OWEN KRATZ
                                                         OWEN KRATZ
                                                  CHIEF EXECUTIVE OFFICER

     Each person whose signature appears below constitutes and appoints GERALD
G. REUHL and ANDREW C. BECHER, his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement on Form S-1 and any additional Registration Statement pursuant to Rule 462(b), and to file the same, with all exhibits hereto, and all documents in connection herewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED ON MAY 1, 1997.

            SIGNATURE                                       TITLE
            ---------                                       -----
        /s/GERALD G. REUHL                  Chairman of the Board
         GERALD G. REUHL

          /s/OWEN KRATZ                     President, Chief Executive Officer,
            OWEN KRATZ                      Chief Operating Officer and Director
                                            (principal executive officer)

        /s/S. JAMES NELSON                  Executive Vice President, Chief
         S. JAMES NELSON                    Financial Officer and Director
                                            (principal financial and accounting
                                            officer)

       /s/ANDREW C. BECHER                  Senior Vice President and General
         ANDREW C. BECHER                   Counsel

      /s/WILLIAM E. MACAULAY                Director
       WILLIAM E. MACAULAY

        /s/GORDON F. AHALT                  Director
         GORDON F. AHALT

       /s/DAVID H. KENNEDY                  Director
         DAVID H. KENNEDY

        /s/GERALD M. HAGE                   Director
          GERALD M. HAGE

  ____________________________              Director
         THOMAS M. EHRET

                                            Director
  ____________________________
         JEAN-BERNARD FAY

       /s/KEVIN L. PETERSON                 Director
        KEVIN L. PETERSON